Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

29 April 2022

Commission file number: 001-10306

Form 6-K

NatWest Group plc

Gogarburn

PO Box 1000

Edinburgh EH12 1HQ

Scotland

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X                                   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                               No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K, except for any information contained on any websites linked or documents referred to in this report, shall be deemed incorporated by reference into the company’s Registration Statement on Form F-3 (File No. 333-261837) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Forward-looking statements

Cautionary statement regarding forward-looking statements

Certain sections in this document contain ‘forward-looking statements’ as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘commit’, ‘believe’, ‘should’, ‘intend’, ‘will’, ‘plan’, ‘could’, ‘probability’, ‘risk’, ‘Value-at-Risk (VaR)’, ‘target’, ‘goal’, ‘objective’, ‘may’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on these expressions. In particular, this document includes forward-looking targets and guidance relating to financial performance measures, such as income growth, operating expense, cost reductions, RoTE, ROE, discretionary capital distribution targets, impairment loss rates, balance sheet reduction, including the reduction of RWAs, CET1 ratio (and key drivers of the CET1 ratio including timing, impact and details), Pillar 2 and other regulatory buffer requirements and MREL and non-financial performance measures, such as climate and ESG-related performance ambitions, targets and metrics, including in relation to initiatives to transition to a net zero economy, Climate and Sustainable Funding and Financing (CSFF) and financed emissions. In addition, this document includes forward-looking statements relating, but not limited to: the COVID-19 pandemic and its impact on NatWest Group; planned cost reductions, disposal losses and strategic costs; implementation of NatWest Group’s Purpose-led strategy and other strategic priorities (including in relation to: its phased withdrawal from ROI, the NWM Refocusing and investment programmes relating to digital transformation of its operations and services and inorganic opportunities); the timing and outcome of litigation and government and regulatory investigations; direct and on-market buy-backs; funding plans and credit risk profile; managing its capital position; liquidity ratio; portfolios; net interest margin and drivers related thereto; lending and income growth, product share and growth in target segments; impairments and write-downs, including with respect to goodwill; restructuring and remediation costs and charges; NatWest Group’s exposure to political risk, economic assumptions and risk, climate, environmental and sustainability risk, operational risk, conduct risk, financial crime risk, cyber, data and IT risk and credit rating risk and to various types of market risk, including interest rate risk, foreign exchange rate risk and commodity and equity price risk; customer experience, including our Net Promotor Score (NPS); employee engagement and gender balance in leadership positions.

Limitations inherent to forward-looking statements

These statements are based on current plans, expectations, estimates, targets and projections, and are subject to significant inherent risks, uncertainties and other factors, both external and relating to NatWest Group’s strategy or operations, which may result in NatWest Group being unable to achieve the current plans, expectations, estimates, targets, projections and other anticipated outcomes expressed or implied by such forward-looking statements. In addition, certain of these disclosures are dependent on choices relying on key model characteristics and assumptions and are subject to various limitations, including assumptions and estimates made by management. By their nature, certain of these disclosures are only estimates and, as a result, actual future results, gains or losses could differ materially from those that have been estimated. Accordingly, undue reliance should not be placed on these statements. The forward-looking statements contained in this document speak only as of the date we make them and we expressly disclaim any obligation or undertaking to update or revise any forward-looking statements contained herein, whether to reflect any change in our expectations with regard thereto, any change in events, conditions or circumstances on which any such statement is based, or otherwise, except to the extent legally required.

Important factors that could affect the actual outcome of the forward-looking statements

We caution you that a large number of important factors could adversely affect our results or our ability to implement our strategy, cause us to fail to meet our targets, predictions, expectations and other anticipated outcomes or affect the accuracy of forward-looking statements described in this document. These factors include, but are not limited to, those set forth in the risk factors and the other uncertainties described in NatWest Group plc’s Annual Report on Form 20-F and its other filings with the US Securities and Exchange Commission. The principal risks and uncertainties that could adversely NatWest Group’s future results, its financial condition and prospects and cause them to be materially different from what is forecast or expected, include, but are not limited to: economic and political risk (including in respect of: the impact of the COVID-19 pandemic on NatWest Group and its customers; political and economic risks and uncertainty in the UK and global markets; uncertainty regarding the effects of Brexit; changes in interest rates and foreign currency exchange rates; and HM Treasury’s ownership of NatWest Group plc); strategic risk (including in respect of the implementation of NatWest Group’s Purpose-led Strategy; refocusing of its NWM franchise; and the effect of the COVID-19 pandemic on NatWest Group’s strategic objectives and targets); financial resilience risk (including in respect of: NatWest Group’s ability to meet targets and to make discretionary capital distributions; the competitive environment; impact of the COVID-19 pandemic on the credit quality of NatWest Group’s counterparties; counterparty and borrower risk; prudential regulatory requirements for capital and MREL; the adequacy of NatWest Group’s resolution plans; liquidity and funding risks; changes in the credit ratings; the requirements of regulatory stress tests; goodwill impairment; model risk; sensitivity to accounting policies, judgments, assumptions and estimates; changes in applicable accounting standards; the value or effectiveness of credit protection; and the application of UK statutory stabilisation or resolution powers); climate and sustainability risk (including in respect of: risks relating to climate change and the transitioning to a net zero economy; the implementation of NatWest Group’s climate change strategy and climate change resilient systems, controls and procedures; climate-related data and model risk; the failure to adapt to emerging climate, environmental and sustainability risks and opportunities; changes in ESG ratings; increasing levels of climate, environmental and sustainability related regulation and oversight; and climate, environmental and sustainability-related litigation, enforcement proceedings and investigations); operational and IT resilience risk (including in respect of: operational risks (including reliance on third party suppliers); cyberattacks; the accuracy and effective use of data; complex IT systems (including those that enable remote working); attracting, retaining and developing senior management and skilled personnel; NatWest Group’s risk management framework; and reputational risk); and legal, regulatory and conduct risk (including in respect of: the impact of substantial regulation and oversight; compliance with regulatory requirements; the outcome of legal, regulatory and governmental actions and investigations; the transition of LIBOR other IBOR rates to alternative risk-free rates; and changes in tax legislation or failure to generate future taxable profits).

NatWest Group – Form 6-K Q1 Results 2022	1

Climate and ESG disclosures

Climate and ESG disclosures in this report use a greater number and level of judgements, assumptions and estimates, including with respect to the classification of climate and sustainable funding and financing activities, than our reporting of historical financial information. These judgements, assumptions and estimates are highly likely to change over time, and, when coupled with the longer time frames used in these disclosures, make any assessment of materiality inherently uncertain. In addition, our climate risk analysis and net zero strategy remain under development, and the data underlying our analysis and strategy remain subject to evolution over time. As a result, we expect that certain climate and ESG disclosures made in this report are likely to be amended, updated, recalculated or restated in the future. This forward-looking statement should be read together with the ‘Climate-related and other forward-looking statements and metrics’ of the NatWest Group 2021 Climate-related Disclosures Report.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or a solicitation of an offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

NatWest Group – Form 6-K Q1 Results 2022	2

Introduction

Presentation of information

‘Parent company’ refers to NatWest Group plc and ‘NatWest Group’ refers to NatWest Group plc and its subsidiary and associated undertakings. The term ‘NWH Group’ refers to NatWest Holdings Limited (‘NWH’) and its subsidiary and associated undertakings. The term ‘NatWest Markets Group’ or ‘NWM Group’ refers to NatWest Markets Plc (‘NWM Plc’) and its subsidiary and associated undertakings. The term ‘NWM N.V.’ refers to NatWest Markets N.V. The term ‘NWMSI’ refers to NatWest Markets Securities, Inc. The term ‘RBS plc’ refers to The Royal Bank of Scotland plc. The term ‘NWB Plc’ refers to National Westminster Bank Plc. The term ‘UBIDAC’ refers to Ulster Bank Ireland DAC. ‘Go-forward group’ excludes Ulster Bank RoI and discontinued operations.

NatWest Group publishes its financial statements in pounds sterling (‘£’ or ‘sterling’). The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of pounds sterling, respectively, and references to ‘pence’ or ‘p’ represent pence in the United Kingdom (‘UK’). References to ‘dollars’ or ‘$’ are to United States of America (‘US’) dollars. The abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of dollars, respectively, and references to ‘cents’ represent cents in the US. The abbreviation ‘€’ represents the ‘euro’, and the abbreviations ‘€m’ and ‘€bn’ represent millions and thousands of millions of euros, respectively, and references to ‘cents’ represent cents in the European Union (‘EU’).

To aid readability, this document retains references to EU legislative and regulatory provisions in effect in the UK before 1 January 2021 that have now been implemented in UK domestic law. These references should be read and construed as including references to the applicable UK implementation measures with effect from 1 January 2021

Q1 2022 segmental re-organisation

On 27 January 2022, NatWest Group announced that a new franchise, Commercial & Institutional, would be created, bringing together the Commercial, NatWest Markets and RBSI businesses to form a single franchise, with common management and objectives, to best support our customers across the full non-personal customer lifecycle. Comparatives have been re-presented in this document. Refer to the re-segmentation document published on 22 April 2022 and filed on Form 6-K for further details. The re-presentation of operating segments does not change the consolidated financial results of NatWest Group.

Ulster Bank RoI
Continuing operations

Two legally binding agreements for the sale of the UBIDAC business were announced in 2021 as part of the phased withdrawal from the Republic of Ireland: The sale of commercial lending to Allied Irish Banks p.l.c. (AIB) and the performing non-tracker mortgages, performing micro-SME loans, UBIDAC’s asset finance business and 25 of its branch locations to Permanent TSB plc. (PTSB). The business activities relating to these sales that meet the requirements of IFRS 5 are presented as a discontinued operation and as a disposal group as at 31 March 2022. Comparative results for the quarter ended 31 March 2021 have been represented from those previously published to reclassify certain items as discontinued operations. The Business performance summary presents the results of the Group’s continuing operations. For further details refer to Note 3 on page 36.

NatWest Group – Form 6-K Q1 Results 2022	3

Non-IFRS financial measures

NatWest Group prepares its financial statements in accordance with generally accepted accounting principles (GAAP). This document contains a number of adjusted or alternative performance measures, also known as non-GAAP or non-IFRS performance measures. These measures are adjusted for certain items which management believe are not representative of the underlying performance of the business and which distort period-on-period comparison. The non-IFRS measures provide users of the financial statements with a consistent basis for comparing business performance between financial periods and information on elements of performance that are one-off in nature. The non-IFRS measures also include the calculation of metrics that are used throughout the banking industry. These non-IFRS measures are not measures within the scope of IFRS and are not a substitute for IFRS measures. For details of the basis of preparation and reconciliations where appropriate refer to the Appendix in this announcement. These measures include:

1.	Go-forward group income excluding notable items

Go-forward group income excluding notable items is calculated as total income excluding Ulster Bank RoI total income and excluding notable items.

The exclusion of notable items aims to remove the impact of one-offs which may distort period-on-period comparisons.

2.	Go-forward group other operating expenses

Other operating expenses is calculated as total operating expenses less litigation and conduct costs. Go-forward group other operating expenses excludes Ulster Bank RoI.

Our cost target for 2022 is based on this measure and we track progress against it.

3.	Operating expenses - management view

The management analysis of operating expenses shows litigation and conduct costs on a separate line. These amounts are included within staff costs and other administrative expenses in the statutory analysis.

Other operating expenses excludes litigation and conduct costs, which are more volatile and may distort comparisons with prior periods.

4.	Cost:income ratio

The cost:income ratio is calculated as total operating expenses less operating lease depreciation divided by total income less operating lease depreciation.

This is a common metric used to compare profitability across the banking industry.

5.	NatWest Group return on tangible equity

Return on tangible equity comprises annualised profit or loss for the period attributable to ordinary shareholders divided by average tangible equity. Average tangible equity is average total equity excluding average non-controlling interests, average other owners equity and average intangible assets.

Go-forward group return on tangible equity is calculated as annualised profit for the period less Ulster Bank RoI divided by Go-forward group total tangible equity. Go forward RWAe applying factor is the Go-forward group average RWAe as a percentage of total Natwest Group average RWAe.

This measure shows the return NatWest Group generates on tangible equity deployed. It is used to determine relative performance of banks and used widely across the sector, although different banks may calculate the rate differently.

6.	Segmental return on equity

Segmental return on equity comprises segmental operating profit or loss, adjusted for preference share dividends and tax, divided by average notional tangible equity. Average RWAe is defined as average segmental RWAs incorporating the effect of capital deductions. This is multiplied by an allocated equity factor for each segment to calculate the average notional tangible equity.

This measure shows the return generated by operating segments on equity deployed.

7.	Tangible equity

Tangible equity is ordinary shareholders’ interest less intangible assets. TNAV per ordinary share is calculated as tangible equity divided by the number of ordinary shares in issue.

This is a measure used by external analysts in valuing the bank and the starting point for calculating regulatory capital.

NatWest Group – Form 6-K Q1 Results 2022	4

8.	Bank net interest margin

Bank net interest margin is defined as annualised net interest income of the Go-forward group as a percentage of bank average interest-earning assets. Bank average interest earning assets are the average interest earning assets of the banking business of the Go-forward group excluding liquid asset buffer.

Liquid asset buffer consists of assets held by NatWest Group, such as cash and balances at central banks and debt securities in issue, that can be used to ensure repayment of financial obligations as they fall due. The exclusion of liquid asset buffer has been introduced as a way to present net interest margin on a basis more comparable with UK peers and exclude the impact of regulatory driven factors.

9.	Net lending

NatWest Group net lending is calculated as total loans to customers less loan impairment provisions. Go-forward group net lending is calculated as net loans to customers less Ulster Bank RoI net loans to customers.

10.	Customer deposits

Go-forward group customer deposits is calculated as total customer deposits less Ulster Bank RoI customer deposits.

Performance metrics based on but not defined under IFRS

1.	Loan:deposit ratio

Loan:deposit ratio is calculated as net customer loans held at amortised cost excluding reverse repos divided by total customer deposits excluding repos. Prior periods have been re-presented. This is a common metric used to assess liquidity. This removal of repos and reverse repos reduces volatility and presents the ratio on a basis that is more comparable to UK peers.

2.	Loan impairment rate

Loan impairment rate is the annualised loan impairment charge divided by gross customer loans.

3.	Funded assets

Funded assets is calculated as total assets less derivative assets. This measure allows review of balance sheet trends exclusive of the volatility associated with derivative fair values.

4.	AUMAs

AUMA comprises both assets under management (AUMs) and assets under administration (AUAs) serviced through the Private Banking franchise. AUMs comprise assets where the investment management is undertaken by Private Banking on behalf of Private Banking, Retail Banking and Commercial & Institutional customers. AUAs comprise third party assets held on an execution only basis in custody by Private Banking, Retail Banking and Commercial & Institutional for their customers accordingly, for which the execution services are supported by Private Banking. Private Banking receives a fee for providing investment management and execution services to Retail Banking and Commercial & Institutional franchises.

Private Banking is the Centre of Expertise for asset management across NatWest Group servicing all client segments across Retail, Premier and Private Banking.

5.	Depositary assets

Assets held by Commercial & Institutional as an independent trustee and in a depositary service capacity. Depositary assets are a closely monitored KPI for the Commercial & Institutional business and its inclusion in commentary highlights the services provided.

6.	Wholesale funding

Wholesale funding comprises deposits by banks, debt securities in issue and subordinated liabilities. This is a closely monitored metric used across the banking industry to ensure capital requirements are being met.

NatWest Group – Form 6-K Q1 Results 2022	5

NatWest Group plc

Q1 2022 Interim Management Statement

Chief Executive, Alison Rose, commented:

“The world has changed considerably during the last three months. Our thoughts are with everyone affected by the invasion of Ukraine and we are doing all that we can to support them. We are also very aware of the challenges and concerns the cost-of-living crisis is causing for many of our customers up and down the country. NatWest Group is focused on providing practical help and support for the people, families and businesses we serve.

Despite the challenging environment, I am pleased with our performance as we continue to execute well against our strategy, driving sustainable growth and returns. Income and profits are substantially up, costs are down and we remain well capitalised as we build long-term value and deliver a simpler and better banking experience for our customers.

Government ownership also reduced to around 48% in Q1; the first time it has fallen below 50% since the financial crisis. This was an important milestone for our bank and a further demonstration of the progress we are making as we continue to deliver for our customers and shareholders.”

Strong Q1 2022 operating performance

–	Q1 2022 operating profit before tax of £1,245 million, attributable profit of £841 million and a return on tangible equity of 11.3%.

–	Total income of £3,027 million increased by £436 million, or 16.8%, compared with Q1 2021. Go-forward group(1) income excluding notable items increased by £219 million, or 8.6%, compared with Q1 2021 principally reflecting volume growth and favourable yield curve movements.

–	Net interest margin (NIM) of 1.51% was 11 basis points higher compared with Q4 2021. Bank NIM of 2.46% was 15 basis points higher than Q4 2021 principally reflecting the impact of recent base rate rises.

–	Total operating expenses of £1,820 million increased by £16 million, or 0.9%, compared with Q1 2021. Other operating expenses in the Go-forward group were £78 million, or 4.6%, lower than Q1 2021.

–	A total net impairment release of £38 million, £7 million in the Go-forward group, reflected the low levels of realised losses we continue to see across our portfolio, although the economic outlook remains uncertain.

Robust balance sheet with strong capital and liquidity levels

–	Net loans to customers of £365.3 billion increased by £6.3 billion, or 1.8%, compared with Q4 2021. Net lending for the Go-forward group increased by £6.7 billion to £359.0 billion in comparison to Q4 2021 principally reflecting Retail Banking mortgage growth of £2.6 billion and a £2.4 billion increase across Commercial & Institutional.

–	Customer deposits of £482.9 billion increased by £3.1 billion, or 0.6%, compared with Q4 2021. Customer deposits for the Go-forward group increased by £4.2 billion in the quarter to £465.6 billon driven by treasury repo activity and continued growth across the segments.

–	RWAs increased by £0.5 billion to £176.8 billion compared with 1 January 2022.

–	CET1 ratio of 15.2% was 70 basis points lower than 1 January 2022, principally reflecting the impact of the directed buyback.

–	The liquidity coverage ratio (LCR) of 167%, representing £83.3 billion above 100%, decreased by 5 percentage points compared with Q4 2021.

Outlook(2)

–	We retain the outlook guidance provided in the 2021 Annual Report on Form 20-F, although we now expect 2022 income excluding notable items to be comfortably above £11.0 billion in the Go-forward group.

(1)	Go-forward group excludes Ulster Bank RoI and discontinued operations.

(2)	The guidance, targets, expectations and trends discussed in this section represent NatWest Group plc management’s current expectations and are subject to change, including as a result of the factors described in the NatWest Group plc Risk Factors section on pages 136 to 157 of the 2021 Annual Report on Form 20-F. These statements constitute forward-looking statements. Refer to Forward-looking statements in this announcement.

NatWest Group – Form 6-K Q1 Results 2022	6

Our Purpose in action

We champion potential, helping people, families and businesses to thrive. As a relationship bank for a digital world, we are breaking down barriers, building financial confidence and delivering sustainable growth and sustainable returns by living up to our purpose. Some key achievements from Q1 2022:

People and families

–	We supported customers with 2.8 million financial capability interactions in Q1 2022, with 0.2 million financial health checks carried out.

–	Alongside footballer and campaigner Marcus Rashford MBE, we have created a programme designed to support young people in communities across the UK to learn about and develop a positive relationship with money.

–	Our new Credit Score Predictor allows customers to simulate different scenarios to see the impact these could have on their credit score, supporting them to improve their financial health.

–	The new Round Ups feature in our mobile banking app helps our customers save their small change every time they use their debit card or contactless device. Since its launch in Q1 2022, 644,000 customers have switched the feature on, saving more than £10 million as a result.

–	We are the first UK high street bank to launch a bill-splitting function – Split Bill – in our banking app using Open Banking, making it simple to split bills with friends and family.

–	From 1 February 2022, the Personal Portfolio Funds (PPF), available through NatWest Invest, Royal Bank Invest and Coutts Invest, include a commitment that a minimum of 50% of assets by value in each fund will be on a Net Zero Trajectory(1).

Businesses

–	£5.6 billion of climate and sustainable funding and financing was completed in Q1 2022, bringing the cumulative contribution to £13.6 billion against our target to provide £100 billion between 1 July 2021 and the end of 2025.

–	Collaborating with CoGo, we launched the pilot of an app to selected manufacturing and transport business banking customers to track their carbon footprint using their transaction data.

–	We announced a collaboration with Workplace owner Meta to offer female business owners training and support, as well as opportunities to expand business connections and networks.

–	As part of our commitment to help businesses benefit from the transition to net zero, we announced a new Clean Transport Accelerator hub in collaboration with the Warwick Manufacturing Group (WMG) at the University of Warwick, providing coaching, workspace and access to clean-energy, manufacturing and automotive experts at WMG.

–	We also announced a new Accelerator hub facility offering specialist support to scale-up businesses across London.

Colleagues

–	We have worked with over 11,000 colleagues, customers and community partners to introduce a refreshed set of values that will guide and inspire us in everything we do.

–	The Ignite leadership development programmes were launched for female and Black, Asian and Minority Ethnic colleagues, with 90 places available on both programmes.

–	We have recently been ranked in the top 50 of the Top 100 Employers in Stonewall’s Workplace Equality Index, rewarding our commitment to being an LGBT+ inclusive employer.

Communities

–	In response to the Russian invasion of Ukraine, NatWest Group colleagues and customers have donated £7.9 million (as at the end of Q1 2022) to the Disasters Emergency Committee’s Ukraine Humanitarian Appeal, which includes NatWest Group matching of £2.5 million.
–	As the cost of living rises, we are doing more to help customers in vulnerable situations. Through our partnership with Citizens Advice 2,100 customers have been referred by the bank and helped with complex advice needs in the last year alone.
–	We announced that we are giving our shareholders their say on climate through the bank’s first climate resolution. The resolution is intended to promote transparency about the bank’s climate ambitions and strategic direction.
–	In Retail Banking, we completed £234 million of Green Mortgages in Q1 2022, rewarding customers for choosing an energy efficient home.
–	We have installed electric vehicle (EV) chargers in 325 parking spaces across our Gogarburn, Liverpool, Bristol and Belfast offices – the early actions of our goal to have EV charging available for 15% of our car parking spaces by 2025.
–	NatWest Group and NatWest Markets Group won four titles in the 2022 Environmental Finance Bond Awards. The awards won reflect the bank’s impactful role as both an issuer and intermediary.

(1)	Net Zero Trajectory is a commitment, credible plan or action taken to achieve net zero greenhouse gas emissions by 2050.

NatWest Group – Form 6-K Q1 Results 2022	7

Business performance summary

	Quarter ended
	31 March	31 December	31 March
	2022	2021	2021
	£m	£m	£m
Continuing operations
Total income	3,027	2,622	2,591
Operating expenses	(1,820)	(2,328)	(1,804)
Profit before impairment releases	1,207	294	787
Operating profit before tax	1,245	635	885
Profit attributable to ordinary shareholders	841	434	620

Excluding notable items within total income (1)
Total income excluding notable items (2)	2,803	2,560	2,600
Operating expenses	(1,820)	(2,328)	(1,804)
Profit before impairment releases and excluding notable items	983	232	796
Operating profit before tax and excluding notable items	1,021	573	894

Go-forward group (3)
Total income (2)	2,987	2,579	2,535
Total income excluding notable items (2)	2,763	2,517	2,544
Other operating expenses	(1,605)	(2,034)	(1,683)
Return on tangible equity	11.9%	5.6%	8.5%

Performance key metrics and ratios
Bank net interest margin (2,4)	2.46%	2.31%	2.32%
Bank average interest earning assets (2,4)	£333bn	£329bn	£321bn
Cost:income ratio (2)	59.7%	88.6%	69.2%
Loan impairment rate (2)	(1bps)	(38bps)	(11bps)
Total earnings per share attributable to ordinary shareholders - basic	7.5p	3.8p	5.1p
Return on tangible equity (2)	11.3%	5.6%	7.9%
	£bn	£bn	£bn
Balance sheet
Total assets	785.4	782.0	769.8
Funded assets (2)	685.4	675.9	646.8
Loans to customers - amortised cost	365.3	359.0	358.7
Loans to customers and banks - amortised cost and FVOCI	375.7	369.8	371.0
Go-forward group net lending	359.0	352.3	341.8
Impairment provisions - amortised cost	3.6	3.8	5.6
Total impairment provisions	3.7	3.8	5.8
Expected credit loss (ECL) coverage ratio	0.98%	1.03%	1.56%
Assets under management and administration (AUMA) (2)	35.0	35.6	32.6
Go-forward group customer deposits (2)	465.6	461.4	434.9
Customer deposits	482.9	479.8	453.3
Liquidity and funding
Liquidity coverage ratio (LCR)	167%	172%	158%
Liquidity portfolio	275	286	263
Net stable funding ratio (NSFR) (5)	152%	157%	153%
Loan:deposit ratio (2)	73%	72%	77%
Total wholesale funding	76	77	61
Short-term wholesale funding	22	23	20
Capital and leverage
Common Equity Tier (CET1) ratio (6)	15.2%	18.2%	18.2%
Total capital ratio (6)	20.4%	24.7%	24.8%
Pro forma CET1 ratio, pre dividend accrual (7)	16.1%	19.5%	18.6%
Risk-weighted assets (RWAs)	176.8	157.0	164.7
UK leverage ratio (8)	5.5%	5.9%	6.4%
Tangible net asset value (TNAV) per ordinary share	269p	272p	261p
Number of ordinary shares in issue (millions) (9)	10,622	11,272	11,560

(1)	Refer to the following page for details of notable items within total income.

(2)	Refer to the Non-IFRS financial measures appendix for details of basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

(3)	Go-forward group excludes Ulster Bank RoI and discontinued operations.

(4)	NatWest Group excluding Ulster Bank RoI and liquid asset buffer.

(5)	NSFR reported in line with PRA Rulebook. Comparative historic numbers calculated in line with CRR2 regulations finalised in June 2019.

(6)	Based on the PRA Rulebook Instrument transitional arrangements, therefore includes transitional relief on grandfathered capital instruments and transitional arrangements for the capital impact of IFRS 9 expected credit loss (ECL) accounting. For additional information, refer to page 28. As already announced in the Q4 2021 results, on 1 January 2022 the proforma CET1 ratio was 15.9% following regulatory changes.

(7)	The pro forma CET1 ratio at 31 March 2022 excludes foreseeable items of £1,623 million, £1,096 million for ordinary dividends and £527 million foreseeable charges (31 December 2021 excludes foreseeable charges of £2,036 million, £846 million for ordinary dividends and £1,190 million foreseeable charges and pension contributions; 31 March 2021 excludes foreseeable charges of £547 million for ordinary dividends).

(8)	The UK leverage exposure is calculated in accordance with the Leverage Ratio (CRR) part of the PRA Rulebook, and transitional Tier 1 capital is calculated in accordance with the PRA Rulebook. For additional information, refer to page 28.

(9)	The number of ordinary shares in issue excludes own shares held.

NatWest Group – Form 6-K Q1 Results 2022	8

Summary consolidated income statement for the period ended 31 March 2022

	Quarter ended
	31 March 2022 £m	31 December 2021 £m	31 March 2021 £m
Net interest income	2,045	1,942	1,864
Non-interest income	982	680	727
Total income	3,027	2,622	2,591
Litigation and conduct costs	(102)	(190)	(16)
Other operating expenses	(1,718)	(2,138)	(1,788)
Operating expenses	(1,820)	(2,328)	(1,804)
Profit before impairment releases	1,207	294	787
Impairment releases	38	341	98
Operating profit before tax	1,245	635	885
Tax charge	(386)	(234)	(233)
Profit from continuing operations	859	401	652
Profit from discontinued operations, net of tax	42	97	61
Profit for the period	901	498	713
Attributable to:
Ordinary shareholders	841	434	620
Preference shareholders	-	5	5
Paid-in equity holders	59	58	87
Non-controlling interests	1	1	1
	901	498	713

Notable items within total income (1)
Private Banking
Consideration on the sale of Adam & Company
investment management business	-	54	-
Commercial & Institutional
Fair value and disposal losses and asset disposals/strategic risk reduction (2)	-	(16)	(18)
Own credit adjustments (OCA)	18	3	2
Central items & other
Share of associate profits for Business Growth Fund	23	11	121
Loss on redemption of own debt	(24)	-	(118)
Liquidity Asset Bond sale gains	41	50	5
Property strategy update	-	(44)	-
IFRS volatility in Central items & other (3)	166	3	(1)
Own credit adjustments (OCA)	-	1	-
Total	224	62	(9)

(1)	Refer to page 1 of the Non-IFRS financial measures appendix.

(2)	As previously reported Q4 2021 includes fair value and disposal losses in the banking book of £4 million (Q1 2021 - £14 million) and £12 million (Q1 2021 - £4 million) of asset disposals/strategic risk reduction relating to the costs of exiting positions, which includes changes in carrying value to align to the expected exit valuation, and the impact of risk reduction transactions entered into, in respect of the strategic announcements of 14 February 2020.

(3)	IFRS volatility relates to derivatives used for risk management not in IFRS hedge accounting relationships.

Non-IFRS financial measures

This document contains a number of non-IFRS financial measures and performance metrics not defined under IFRS. For details of the basis of preparation and reconciliations, where applicable, refer to the appendix.

NatWest Group – Form 6-K Q1 Results 2022	9

Business performance summary

Chief Financial Officer review

In the first quarter of 2022 we have made good progress against our strategic objectives and have delivered a strong financial performance, with a RoTE of 11.3%. We remain on track to achieve the targets we announced as part of our full year results in February and our capital and liquidity position remains robust. We continue to monitor the evolving economic outlook, including any indirect impacts on NatWest Group and our customers from the Russian invasion of Ukraine, which is having consequences for geopolitical stability, energy supply and prices, and cross-border financial transactions, including as a result of economic sanctions.

Financial performance

Total income increased by 16.8% to £3,027 million compared with Q1 2021. Excluding notable items, Go-forward group income was 8.6% higher than Q1 2021 driven by volume growth, principally in our mortgage book, and favourable yield curve movements. We have also seen increased fee income in Retail Banking, as consumer spending levels recover, and higher transactional banking fee income in Commercial & Institutional.

Net interest margin of 1.51% was 11 basis points higher compared with Q4 2021. Bank NIM of 2.46% was 15 basis points higher than Q4 2021 principally reflecting the beneficial impact of recent base rate rises. Mortgage completion margins of 66 basis points decreased from 107 basis points in Q4 2021, and were lower than the back book margin of 158 basis points. Mortgage application margins declined from 67 basis points in Q4 2021 to 44 basis points, reflecting a steep rise in swap rates not fully matched by the increases made to our new business pricing.

Total operating expenses of £1,820 million increased by £16 million, or 0.9%, compared with Q1 2021. Other operating expenses in the Go-forward group were £78 million, or 4.6%, lower than Q1 2021 largely reflecting ongoing cost discipline and some one-off items in the prior period. We remain on track to achieve our full year cost reduction target of around 3%, although savings will not be linear across the remaining quarters.

We have reported a total £38 million impairment release, £7 million in the Go-forward group. ECL provisions have reduced to £3.7 billion and ECL coverage ratio decreased to 0.98%. This impairment release reflects a decrease in underlying exposures, continued positive trends in portfolio performance and write-off activity. We recognise the significant uncertainty in the economic outlook and whilst we are comfortable with the strong credit performance of our book, our economic uncertainty post model adjustments (PMA) of £0.7 billion includes an increase of £0.1 billion to reflect the increased concerns arising from the Russian invasion of Ukraine and rising inflation. This level is 18.9% of total impairment provisions. We will continue to assess this position regularly.

As a result, we are pleased to report a Q1 2022 attributable profit of £841 million, with earnings per share of 7.5 pence and a RoTE of 11.3%.

Net loans to customers of £365.3 billion increased by £6.3 billion, or 1.8%, compared with Q4 2021. Go-forward group net lending increased by £6.7 billion over the quarter including £2.6 billion of mortgage lending growth in Retail Banking and £2.4 billion of growth in Commercial & Institutional. Unsecured balances in Retail Banking continued to grow in the quarter, with increased demand for unsecured lending and increased consumer spending, partly offset by expected seasonal paydowns. Retail Banking gross new mortgage lending was £9.1 billion in the quarter, compared with £8.4 billion in Q4 2021 and £9.6 billion in Q1 2021.

Customer deposits of £482.9 billion increased by £3.1 billion, or 0.6%, compared with Q4 2021. Go-forward group customer deposits increased by £4.2 billion compared with Q4 2021 as a result of treasury repo activity and continued growth across the franchises.

TNAV per share decreased by 3 pence in the quarter to 269 pence principally reflected movements in the cashflow hedging and other reserves, partially offset by the attributable profit for the period.

Capital and leverage

Following the successful directed buyback in March 2022, the CET1 ratio remains strong at 15.2%, or 15.0% excluding IFRS 9 transitional relief. The 70 basis points reduction compared with 1 January 2022 principally reflected the directed buyback and other distribution accruals partially offset by the attributable profit. RWAs of £176.8 billion were £0.5 billion higher than 1 January 2022.

Funding and liquidity

The LCR reduced by 5 percentage points to 167%, representing £83.3 billion headroom above 100% minimum requirement primarily due to an increase in customer lending which outstripped growth in customer deposits, and share buyback. Total wholesale funding decreased by £1 billion in the quarter to £76 billion.

NatWest Group – Form 6-K Q1 Results 2022	10

Business performance summary

Retail Banking

	Quarter ended
	31 March 2022 £m	31 December 2021 £m	31 March 2021 £m
Total income	1,217	1,164	1,056
Operating expenses	(645)	(774)	(587)
of which: Other operating expenses	(591)	(722)	(585)
Impairment losses	(5)	(5)	(34)
Operating profit	567	385	435

Return on equity	23.1%	19.7%	23.0%
Net interest margin	2.43%	2.28%	2.25%
Cost:income ratio	53.0%	66.5%	55.6%
Loan impairment rate	1bps	1bps	8bps

	As at
	31 March 2022 £bn	31 December 2021 £bn
Net loans to customers - amortised cost	184.9	182.2
Customer deposits	189.7	188.9
RWAs	52.2	36.7

During Q1 2022, Retail Banking continued to pursue sustainable growth with a measured approach to risk, delivering an operating profit of £567 million. Retail Banking completed £0.7 billion of climate and sustainable funding and financing in Q1 2022 which will contribute towards the NatWest Group target of £100 billion between 1 July 2021 and the end of 2025.

–	Total income was £161 million, or 15.2%, higher than Q1 2021 reflecting higher deposit income, supported by recent base rate rises, combined with higher mortgage balances and higher transactional-related fee income, partially offset by lower mortgage margins.

–	Net interest margin was 15 basis points higher than Q4 2021 reflecting higher deposit returns partly offset by mortgage margin pressure. Mortgage completion margins of 59 basis points were lower than the back book margin of 155 basis points, with application margins of 37 basis points in the quarter, reflecting a steep rise in swap rates not fully matched by the increases made to our new business pricing.

–	Total operating expenses of £645 million were £58 million, or 9.9%, higher compared with Q1 2021. Other operating expenses were £6 million, or 1.0%, higher than Q1 2021 with higher technology and investment spend partly offset by an 11.4% reduction in operational headcount, as a result of continued customer digital adoption and automation of end-to-end customer journeys.

–	Impairment losses of £5 million in Q1 2022 continue to reflect a low level of stage 3 defaults, largely offset by provision releases in stage 1 and 2.

–	Net loans to customers increased by £2.7 billion, or 1.5% compared with Q4 2021 reflecting continued mortgage growth of £2.6 billion, with gross new mortgage lending of £9.1 billion representing flow share of around 12%. Personal advances increased by £0.1 billion as customer demand continued to increase.

–	Customer deposits increased by £0.8 billion, or 0.4%, compared with Q4 2021 as growth normalised towards pre-pandemic levels.

–	RWAs were £15.5 billion higher than Q4 2021 primarily reflecting 1 January 2022 regulatory changes.

NatWest Group – Form 6-K Q1 Results 2022	11

Business performance summary

Private Banking

	Quarter ended
	31 March 2022 £m	31 December 2021 £m	31 March 2021 £m
Total income	216	253	185
Operating expenses	(139)	(155)	(121)
of which: Other operating expenses	(138)	(150)	(126)
Impairment releases	5	12	-
Operating profit	82	110	64

Return on equity	18.2%	21.3%	12.4%
Net interest margin	3.07%	2.67%	2.64%
Cost:income ratio	64.4%	61.3%	65.4%
Loan impairment rate	(11)bps	(26)bps	-

Net new money (£bn) (1)	0.8	0.7	0.6

	As at
	31 March 2022 £bn	31 December 2021 £bn
Net loans to customers - amortised cost	18.7	18.4
Customer deposits	40.3	39.3
RWAs	11.5	11.3
Assets under management (AUMs) (2)	29.6	30.2
Assets under administration (AUAs) (2)	5.4	5.4
Total assets under management and administration (AUMA) (2)	35.0	35.6

(1)	Net new money refers to client cash inflows and outflows relating to investment products (this can include transfers from saving accounts). Net new money excludes the impact of EEA resident client outflows following the UK’s exit from the EU.

(2)	AUMA comprises both assets under management (AUMs) and assets under administration (AUAs) serviced through the Private Banking franchise. For further details refer to the non-IFRS financial measures appendix.

Private Banking return on equity of 18.2% and operating profit of £82 million in Q1 2022 was supported by a strong operating performance and continued lending and deposit balance growth.

–	Total income was £31 million, or 16.8%, higher than Q1 2021 primarily due to higher deposit income, supported by recent base rate rises, partially offset by higher cost of lending. Net interest margin of 3.07% was 40 basis points higher than Q4 2021 reflecting higher deposit returns.

–	Total operating expenses of £139 million were £18 million, or 14.9%, higher compared with Q1 2021. Other operating expenses were £12 million, or 9.5%, higher than Q1 2021 principally due to increased headcount and investment to enhance AUMA growth propositions.

–	A net impairment release of £5 million in Q1 2022 reflected continued low levels of credit risk in the portfolio.

–	Net loans to customers increased by £0.3 billion, or 1.6%, compared with Q4 2021 due to continued strong mortgage lending growth, whilst RWAs increased by £0.2 billion, or 1.8%.

–	Net new money of £0.8 billion represents 9.1% of opening AUMAs annualised and has increased by 33.3% compared with Q1 2021. AUMA balances have reduced by £0.6 billion, or 1.7%, compared with Q4 2021 as a result of adverse market movements.

NatWest Group – Form 6-K Q1 Results 2022	12

Business performance summary

Commercial & Institutional

	Quarter ended
	31 March 2022 £m	31 December 2021 £m	31 March 2021 £m
Net interest income	803	764	725
Non-interest income	572	404	528
Total income	1,375	1,168	1,253

Operating expenses	(922)	(1,059)	(915)
of which: Other operating expenses	(880)	(1,012)	(915)
Impairment releases	11	317	125
Operating profit	464	426	463

Return on equity	8.8%	8.3%	8.5%
Net interest margin	2.69%	2.52%	2.40%
Cost:income ratio	66.3%	90.4%	72.3%
Loan impairment rate	(3)bps	(101)bps	(38)bps

	As at
	31 March 2022 £bn	31 December 2021 £bn
Net loans to customers - amortised cost	126.6	124.2
Customer deposits	217.9	217.5
Funded assets	334.6	321.3
RWAs	100.3	98.1
Depositary assets (1)	455.8	479.4

(1)    Assets held by Commercial & Institutional as an independent trustee and in a depositary service capacity.

As previously announced, we have brought together our Commercial Banking, NatWest Markets and RBS International businesses to form a single franchise, Commercial & Institutional, with common management and objectives to best support our customers across the full non-personal customer lifecycle.

During Q1 2022 Commercial & Institutional delivered a resilient performance with a return on equity of 8.8% and operating profit of £464 million.

Commercial & Institutional completed £4.9 billion of climate and sustainable funding and financing in Q1 2022 delivering a cumulative £11.8 billion since 1 July 2021, contributing toward the NatWest Group target of £100 billion between 1 July 2021 and the end of 2025.

–	Total income was £122 million, or 9.7%, higher than Q1 2021 due to higher deposit returns from an improved interest rate environment, increased transactional banking fees and higher trading income. Total income was £207 million, or 17.7%, higher than Q4 2021 principally reflecting an uplift in trading income compared to a weak Q4 2021 and improved yield curve supporting deposit income.

–	Net interest margin was 17 basis points higher than Q4 2021 mainly due to improved deposit returns.

–	Total operating expenses of £922 million were £7 million, or 0.8%, higher compared with Q1 2021. Other operating expenses were £35 million, or 3.8%, lower than Q1 2021 primarily reflecting reductions in front office restructuring costs and back office operational costs, and lower staff costs as a result of an 11% reduction in headcount.

–	An impairment release of £11 million reflects the continued low levels of realised losses seen across the portfolio.

–	Net loans to customers increased by £2.4 billion, or 1.9%, in Q1 2022 with Business Banking and Commercial Mid-market stable excluding continued UK Government financial support scheme repayments. Net lending grew in the Corporate & Institutions business driven by increased capital markets activity and growth in facility utilisation, and invoice and asset finance balances within our Commercial Mid-market business increased by £0.5 billion.

–	Customer deposits increased by £0.4 billion, or 0.2%, in Q1 2022 due to overall increased customer liquidity.

–	RWAs increased by £2.2 billion primarily due to regulatory changes from 1 January 2022 and higher levels of market risk and counterparty credit risk. This is partly offset by lower operational risk RWAs.

NatWest Group – Form 6-K Q1 Results 2022	13

Business performance summary

Ulster Bank RoI

Continuing operations

	Quarter ended
	31 March 2022 £m	31 December 2021 £m	31 March 2021 £m
Total income	40	43	56
Operating expenses	(113)	(131)	(114)
of which: Other operating expenses	(113)	(104)	(105)
Impairment releases	31	13	8
Operating loss	(42)	(75)	(50)

	As at
	31 March 2022 £bn	31 December 2021 £bn
Net loans to customers - amortised cost	6.3	6.7
Customer deposits	17.3	18.4
RWAs	11.2	9.1

Ulster Bank RoI continues to make progress on its phased withdrawal from the Republic of Ireland.

- During April 2022, notice of formal account closure has been served to the first tranche of customers, with six months' notice to 'Choose, Move, Close' their current and deposit accounts.

- The sale agreement made in 2021 to Allied Irish Banks, p.l.c. (AIB) for the sale of the Ulster Bank RoI commercial lending portfolio has received approval from the Irish competition authority (the CCPC).

- NatWest Group has also entered into exclusive discussions with AIB for the sale of the Ulster Bank RoI performing tracker (and linked) mortgage portfolio.

-The sale agreement made in 2021 to Permanent TSB p.l.c. (PTSB) remains subject to competition, regulatory and other approvals, including PTSB's holding company shareholder approval, and other conditions being satisfied.

The loan sales agreed in 2021 are expected to occur in phases between Q4 2022 and Q1 2023 with the majority of loans still expected to transfer by Q4 2022. Discussions are also ongoing with other counterparties about their potential interest in other parts of the bank.

–	Total income of £40 million was £16 million, or 28.6%, (€18 million, or 28.1% in euro terms), lower than Q1 2021 reflecting lower lending levels and fee income as a result of decision to withdraw from the RoI market.

–	Total operating expenses of £113 million were broadly stable compared with Q1 2021 (€4 million, or 3.1%, higher in euro terms). Other operating expenses of £113 million were £8 million, or 7.6%, (€14 million, or 11.7% in euro terms), higher than Q1 2021 with higher withdrawal-related programme costs and higher VAT costs being partially offset by lower regulatory levies and a 5.3% reduction in headcount. Ulster Bank RoI incurred £10 million (€12 million) of withdrawal-related direct costs in Q1 2022.

–	A net impairment release of £31 million (€37 million) in Q1 2022 reflects improvements in the reducing portfolio.

–	Net loans to customers of £6.3 billion decreased by £0.4 billion, or 6.0%, (€0.4 billion or 5.1% in euro terms), compared with Q4 2021 as repayments continue to exceed gross new lending and a further £0.3 billion (€0.3 billion) of loans were reclassified as Assets Held for Sale.

–	Customer deposits of £17.3 billion decreased by £1.1 billion, or 6.0%, (€1.5 billion, or 6.8% in euro terms), compared with Q4 2021 due to one-off commercial placements at Q4 2021 and reducing personal deposits as customers begin to close accounts.

–	RWAs of £11.2 billion were £2.1 billion (€2.3 billion) higher than Q4 2021 primarily reflecting model updates which were mainly due to overlays as a result of new regulations applicable to IRB models from 1 January 2022.

Total Ulster Bank RoI including discontinued operations	Quarter ended
	31 March 2022 £m	31 December 2021 £m	31 March 2021 £m
Total income	99	109	124
Operating expenses	(124)	(142)	(125)
of which: Other operating expenses	(124)	(115)	(116)
Impairment releases	25	58	12
Operating profit	-	25	11

	As at
	31 March 2022 £bn	31 December 2021 £bn
Net loans to customers (amortised cost)	15.5	15.7
Customer deposits	17.3	18.4
RWAs	11.2	9.1

NatWest Group – Form 6-K Q1 Results 2022	14

Business performance summary

Central items & other

	Quarter ended
	31 March 2022 £m	31 December 2021 £m	31 March 2021 £m
Central items not allocated	174	(211)	(27)

–	A £174 million operating profit within central items not allocated principally reflects IFRS volatility gains of £166 million.

NatWest Group – Form 6-K Q1 Results 2022	15

Segment performance

	Quarter ended 31 March 2022
	Go-forward group
	Retail Banking £m	Private Banking £m	Commercial & Institutional £m	Central items & other £m	Total excluding Ulster Bank RoI £m	Ulster Bank RoI £m	Total NatWest Group £m
Continuing operations
Income statement
Net interest income	1,112	143	803	(35)	2,023	22	2,045
Non-interest income	105	73	572	214	964	18	982
Total income	1,217	216	1,375	179	2,987	40	3,027
Direct expenses	(161)	(49)	(407)	(1,037)	(1,654)	(64)	(1,718)
Indirect expenses	(430)	(89)	(473)	1,041	49	(49)	-
Other operating expenses	(591)	(138)	(880)	4	(1,605)	(113)	(1,718)
Litigation and conduct costs	(54)	(1)	(42)	(5)	(102)	-	(102)
Operating expenses	(645)	(139)	(922)	(1)	(1,707)	(113)	(1,820)
Operating profit/(loss) before impairment losses/releases	572	77	453	178	1,280	(73)	1,207
Impairment (losses)/releases	(5)	5	11	(4)	7	31	38
Operating profit/(loss)	567	82	464	174	1,287	(42)	1,245
Income excluding notable items	1,217	216	1,357	(27)	2,763	40	2,803
Additional information
Return on tangible equity (1)	na	na	na	na	11.9%	na	11.3%
Return on equity (1)	23.1%	18.2%	8.8%	nm	nm	nm	na
Cost:income ratio (1)	53.0%	64.4%	66.3%	nm	56.7%	nm	59.7%
Total assets (£bn)	210.7	29.6	433.5	89.3	763.1	22.3	785.4
Funded assets (£bn) (1)	210.7	29.6	334.6	88.2	663.1	22.3	685.4
Net loans to customers - amortised cost (£bn)	184.9	18.7	126.6	28.8	359.0	6.3	365.3
Loan impairment rate (1)	1bps	(11)bps	(3)bps	nm	-	nm	(1)bps
Impairment provisions (£bn)	(1.5)	(0.1)	(1.6)	-	(3.2)	(0.4)	(3.6)
Impairment provisions - stage 3 (£bn)	(0.9)	-	(0.7)	-	(1.6)	(0.4)	(2.0)
Customer deposits (£bn)	189.7	40.3	217.9	17.7	465.6	17.3	482.9
Risk-weighted assets (RWAs) (£bn)	52.2	11.5	100.3	1.6	165.6	11.2	176.8
RWA equivalent (RWAe) (£bn)	52.2	11.5	102.6	1.9	168.2	11.2	179.4
Employee numbers (FTEs - thousands)	14.0	1.9	11.8	28.7	56.4	1.8	58.2
Third party customer asset rate (2)	2.59%	2.53%	2.83%	nm	nm	nm	nm
Third party customer funding rate (2)	(0.05%)	(0.01%)	(0.02%)	nm	nm	0.06%	nm
Bank average interest earning assets (£bn) (1)	185.5	18.9	121.0	nm	333.3	na	333.3
Bank net interest margin (1)	2.43%	3.07%	2.69%	nm	2.46%	na	2.46%

nm = not meaningful, na = not applicable.

Refer to page 18 for the notes to this table.

NatWest Group – Form 6-K Q1 Results 2022	16

Segment performance

	Quarter ended 31 December 2021
	Go-forward group
	Retail Banking £m	Private Banking £m	Commercial & Institutional £m	Central items & other £m	Total excluding Ulster Bank RoI £m	Ulster Bank RoI £m	Total NatWest Group £m
Continuing operations Income statement Net interest income	1,057	126	764	(28)	1,919	23	1,942
Non-interest income	107	127	404	22	660	20	680
Total income	1,164	253	1,168	(6)	2,579	43	2,622
Direct expenses	(281)	(61)	(482)	(1,236)	(2,060)	(78)	(2,138)
Indirect expenses	(441)	(89)	(530)	1,086	26	(26)	-
Other operating expenses	(722)	(150)	(1,012)	(150)	(2,034)	(104)	(2,138)
Litigation and conduct costs	(52)	(5)	(47)	(59)	(163)	(27)	(190)
Operating expenses	(774)	(155)	(1,059)	(209)	(2,197)	(131)	(2,328)
Operating profit/(loss) before impairment losses/releases	390	98	109	(215)	382	(88)	294
Impairment releases/(losses)	(5)	12	317	4	328	13	341
Operating profit/(loss)	385	110	426	(211)	710	(75)	635
Income excluding notable items	1,164	199	1,181	(27)	2,517	43	2,560
Additional information Return on tangible equity (1)	na	na	na	na	5.6%	na	5.6%
Return on equity (1)	19.7%	21.3%	8.3%	nm	nm	nm	na
Cost:income ratio (1)	66.5%	61.3%	90.4%	nm	85.0%	nm	88.6%
Total assets (£bn)	210.0	29.9	425.9	93.4	759.2	22.8	782.0
Funded assets (£bn) (1)	210.0	29.8	321.3	92.0	653.1	22.8	675.9
Net loans to customers - amortised cost (£bn)	182.2	18.4	124.2	27.5	352.3	6.7	359.0
Loan impairment rate (1)	1bps	(26)bps	(101)bps	nm	(37)bps	nm	(38)bps
Impairment provisions (£bn)	(1.5)	(0.1)	(1.7)	-	(3.3)	(0.5)	(3.8)
Impairment provisions - stage 3 (£bn)	(0.9)	-	(0.7)	-	(1.6)	(0.4)	(2.0)
Customer deposits (£bn)	188.9	39.3	217.5	15.7	461.4	18.4	479.8
Risk-weighted assets (RWAs) (£bn)	36.7	11.3	98.1	1.8	147.9	9.1	157.0
RWA equivalent (RWAe) (£bn)	36.7	11.3	99.9	2.1	150.0	9.1	159.1
Employee numbers (FTEs - thousands)	14.6	1.9	11.8	27.9	56.2	1.7	57.9
Third party customer asset rate (2)	2.58%	2.34%	2.75%	nm	nm	nm	nm
Third party customer funding rate (2)	(0.05%)	0.00%	(0.01%)	nm	nm	0.05%	nm
Bank average interest earning assets (£bn) (1)	183.5	18.7	120.4	nm	329.5	na	329.5
Bank net interest margin (1)	2.28%	2.67%	2.52%	nm	2.31%	na	2.31%

nm = not meaningful, na = not applicable.

Refer to page 18 for the notes to this table.

NatWest Group – Form 6-K Q1 Results 2022	17

Segment performance

	Quarter ended 31 March 2021
	Go-forward group
	Retail Banking £m	Private Banking £m	Commercial & Institutional £m	Central items & other £m	Total excluding Ulster Bank RoI £m	Ulster Bank RoI £m	Total NatWest Group £m
Continuing operations Income statement Net interest income	973	115	725	24	1,837	27	1,864
Non-interest income	83	70	528	17	698	29	727
Total income	1,056	185	1,253	41	2,535	56	2,591
Direct expenses	(188)	(43)	(446)	(1,052)	(1,729)	(59)	(1,788)
Indirect expenses	(397)	(83)	(469)	995	46	(46)	-
Other operating expenses	(585)	(126)	(915)	(57)	(1,683)	(105)	(1,788)
Litigation and conduct costs	(2)	5	-	(10)	(7)	(9)	(16)
Operating expenses	(587)	(121)	(915)	(67)	(1,690)	(114)	(1,804)
Operating profit/(loss) before impairment losses/releases	469	64	338	(26)	845	(58)	787
Impairment (losses)/releases	(34)	-	125	(1)	90	8	98
Operating profit/(loss)	435	64	463	(27)	935	(50)	885
Income excluding notable items	1,056	185	1,269	34	2,544	56	2,600
Additional information Return on tangible equity (1)	na	na	na	na	8.5%	na	7.9%
Return on equity (1)	23.0%	12.4%	8.5%	nm	nm	nm	na
Cost:income ratio (1)	55.6%	65.4%	72.3%	nm	66.2%	nm	69.2%
Total assets (£bn)	199.2	26.9	450.6	67.2	743.9	25.9	769.8
Funded assets (£bn) (1)	199.2	26.9	329.5	65.3	620.9	25.9	646.8
Net loans to customers - amortised cost (£bn)	174.8	17.5	128.8	20.7	341.8	16.9	358.7
Loan impairment rate (1)	8bps	-	(38)bps	nm	(10)bps	nm	(11)bps
Impairment provisions (£bn)	(1.8)	(0.1)	(2.9)	(0.1)	(4.9)	(0.7)	(5.6)
Impairment provisions - stage 3 (£bn)	(0.8)	-	(1.0)	(0.1)	(1.9)	(0.5)	(2.4)
Customer deposits (£bn)	179.1	33.5	205.1	17.2	434.9	18.4	453.3
Risk-weighted assets (RWAs) (£bn)	35.0	11.2	105.8	1.6	153.6	11.1	164.7
RWA equivalent (RWAe) (£bn)	35.0	11.2	108.6	1.7	156.5	11.1	167.6
Employee numbers (FTEs - thousands)	15.8	1.9	13.2	26.0	56.9	1.9	58.8
Third party customer asset rate (2)	2.73%	2.36%	2.62%	nm	nm	nm	nm
Third party customer funding rate (2)	(0.08%)	0.00%	(0.01%)	nm	nm	0.00%	nm
Bank average interest earning assets (£bn) (1)	175.3	17.7	122.6	nm	320.9	na	320.9
Bank net interest margin (1)	2.25%	2.64%	2.40%	nm	2.32%	na	2.32%

nm = not meaningful, na = not applicable.

(1)	Refer to the appendix for details of basis of preparation and reconciliation of non-IFRS performance measures where relevant.

(2)	Third party customer asset rate is calculated as annualised interest receivable on third-party loans to customers as a percentage of third-party loans to customers. This excludes assets of disposal groups, intragroup items, loans to banks and liquid asset portfolios. Third party customer funding rate reflects interest payable or receivable on third-party customer deposits, including interest bearing and non-interest bearing customer deposits. Intragroup items, bank deposits, debt securities in issue and subordinated liabilities are excluded for customer funding rate calculation. Net interest margin is calculated as net interest income as a percentage of the average interest-earning assets, and only excludes liquid asset buffer and assets of disposal groups.

NatWest Group – Form 6-K Q1 Results 2022	18

Risk and capital management

Credit risk

Segment analysis – portfolio summary

The table below shows gross loans and expected credit loss (ECL), by segment and stage, within the scope of the IFRS 9 ECL framework.

31 March 2022	Go-forward group
	Retail Banking £m	Private Banking £m	Commercial & Institutional £m	Central items & other £m	Total excluding Ulster Bank RoI £m	Ulster Bank RoI £m	Total £m
Loans - amortised cost and FVOCI (1)
Stage 1	171,357	18,050	112,118	33,303	334,828	5,295	340,123
Stage 2	12,217	876	15,742	87	28,922	706	29,628
Stage 3	2,603	256	2,286	-	5,145	756	5,901
Of which: individual	-	256	882	-	1,138	76	1,214
Of which: collective	2,603	-	1,404	-	4,007	680	4,687
Subtotal excluding disposal group loans	186,177	19,182	130,146	33,390	368,895	6,757	375,652
Disposal group loans						9,320	9,320
Total						16,077	384,972
ECL provisions (2)
Stage 1	141	13	158	18	330	8	338
Stage 2	514	22	742	14	1,292	55	1,347
Stage 3	879	38	733	-	1,650	358	2,008
Of which: individual	-	38	305	-	343	12	355
Of which: collective	879	-	428	-	1,307	346	1,653
Subtotal excluding ECL provisions on disposal group loans	1,534	73	1,633	32	3,272	421	3,693
ECL provisions on disposal group loans						121	121
Total						542	3,814
ECL provisions coverage (3)
Stage 1 (%)	0.08	0.07	0.14	0.05	0.10	0.15	0.10
Stage 2 (%)	4.21	2.51	4.71	16.09	4.47	7.79	4.55
Stage 3 (%)	33.77	14.84	32.06	-	32.07	47.35	34.03
ECL provisions coverage excluding disposal group loans	0.82	0.38	1.25	0.10	0.89	6.23	0.98
ECL provisions coverage on disposal group loans						1.30	1.30
Total						3.37	0.99

For the notes to this table refer to the following page.

NatWest Group – Form 6-K Q1 Results 2022	19

Risk and capital management

Credit risk continued

Segment analysis – portfolio summary continued

	Go-forward group
31 December 2021	Retail Banking £m	Private Banking £m	Commercial & Institutional £m	Central items & other £m	Total excluding Ulster Bank RoI £m	Ulster Bank RoI £m	Total £m
Loans - amortised cost and FVOCI (1)
Stage 1	168,013	17,600	107,368	32,283	325,264	5,560	330,824
Stage 2	13,594	967	18,477	90	33,128	853	33,981
Stage 3	1,884	270	2,081	-	4,235	787	5,022
Of which: individual	-	270	884	-	1,154	61	1,215
Of which: collective	1,884	-	1,197	-	3,081	726	3,807
Subtotal excluding disposal group loans	183,491	18,837	127,926	32,373	362,627	7,200	369,827
Disposal group loans						9,084	9,084
Total						16,284	378,911
ECL provisions (2)
Stage 1	134	12	129	17	292	10	302
Stage 2	590	29	784	11	1,414	64	1,478
Stage 3	850	37	751	-	1,638	388	2,026
Of which: individual	-	37	313	-	350	13	363
Of which: collective	850	-	438	-	1,288	375	1,663
Subtotal excluding ECL provisions on disposal group loans	1,574	78	1,664	28	3,344	462	3,806
ECL provisions on disposal group loans						109	109
Total						571	3,915
ECL provisions coverage (3)
Stage 1 (%)	0.08	0.07	0.12	0.05	0.09	0.18	0.09
Stage 2 (%)	4.34	3.00	4.24	12.22	4.27	7.50	4.35
Stage 3 (%)	45.12	13.70	36.09	-	38.68	49.30	40.34
ECL provisions coverage excluding disposal group loans	0.86	0.41	1.30	0.09	0.92	6.42	1.03
ECL provisions coverage on disposal group loans						1.20	1.20
Total						3.51	1.03

(1)	Fair value through other comprehensive income (FVOCI).

(2)	Includes £4 million (31 December 2021 – £5 million) related to assets classified as FVOCI.

(3)	ECL provisions coverage is calculated as ECL provisions divided by loans – amortised cost and FVOCI. It is calculated on third party loans and total ECL provisions.

(4)	The table shows gross loans only and excludes amounts that were outside the scope of the ECL framework. Other financial assets within the scope of the IFRS 9 ECL framework were cash and balances at central banks totalling £167.7 billion (31 December 2021 – £176.3 billion) and debt securities of £42.9 billion (31 December 2021 – £44.9 billion).

–	Stage 3 loans increased, as write-offs and repayments were more than offset by the effect of the new regulatory definition of default, which in isolation led to an increase of approximately £0.7 billion in Stage 3 balances, mostly in Retail mortgages, and an increase in defaults on government support schemes.

–	Underlying flows into default remained subdued during Q1 2022. However, it is expected that defaults will increase as the year progresses and growing inflationary pressures on businesses, consumers and the broader economy continue to evolve.

–	Stage 2 loans and ECL reduced further during the first quarter of 2022, with positive trends in underlying risk metrics maintained since 31 December 2021 and migration of exposures into Stage 3.

–	The economic scenarios driving the ECL requirement, as well as model performance considerations, were consistent with those described in the 2021 Annual Report on Form 20-F.

NatWest Group – Form 6-K Q1 Results 2022	20

Risk and capital management

Credit risk continued

Segment analysis – loans

–	Retail Banking – Balance sheet growth continued during Q1 2022. This was primarily in mortgages, where new lending remained strong. Unsecured lending balances increased slightly during Q1 2022, with increased demand for loans and, following the easing of COVID-19 restrictions, increased consumer spending maintaining credit card balances. Total ECL coverage reduced during the first quarter of 2022, reflective of low unemployment and stable portfolio performance, whilst maintaining sufficient ECL coverage for key portfolios above pre-COVID-19 levels, given the persisting sources of uncertainty in relation to inflation and cost of living pressures. Stage 3 ECL increased overall, mainly because of the IFRS 9 alignment to the new regulatory default definition, implemented on 1 January 2022. This change resulted in an increase in Stage 3 exposures of approximately £0.7 billion, mostly in mortgages and driven by a more expansive suite of default definition guidelines, including probation treatments. Stage 2 balances decreased during the quarter, reflecting continued stability in IFRS 9 probability of default (PD) estimates and also the consequence of the migration of balances into Stage 3 under the new regulatory default definition. The implementation of new mortgage IFRS 9 models resulted in lower Stage 3 ECL coverage due to reduced loss estimates for cases where the customer was not subject to repossession activity. This mortgage reduction was the primary driver for the change in overall Retail Stage 3 coverage during the quarter.

–	Commercial & Institutional – The balance sheet reduction observed in 2021 stabilised in Q1 2022, with repayments during the quarter largely offset by additional lending across the portfolio. Sector appetite is regularly reviewed with continued focus on appetite to high oversight sectors. Strategic reductions and right sizing of appetite limits continued to be achieved. Stage 2 balances continued to fall reflecting positive portfolio performance which lowered PDs and resulted in exposure migrating back into Stage 1. PD deterioration remained the primary driver of cases moving into Stage 2. The ECL release was largely due to improvements in underlying PDs and reduced Stage 2 balances, as assets migrated back into Stage 1, partly offset by net post model adjustment increases. There was a small increase in Stage 3 balances as write-offs were more than offset by increases due to the new regulatory default definition and an increase in defaults on government support schemes.

Movement in ECL provision

The table below shows the main ECL provision movements.

ECL provision £m
At 1 January 2022	3,806
Transfers to disposal groups	(3)
Changes in risk metrics and exposure: Stage 1 and Stage 2	(128)
Changes in risk metrics and exposure: Stage 3	142
Judgemental changes: changes in post model adjustments for Stage 1, Stage 2 and Stage 3	(2)
Write-offs and other	(122)
At 31 March 2022	3,693

–	ECL reduced during Q1 2022. This reflected a decrease in underlying exposures, continued positive trends in portfolio performance and write-off activity.

–	Stage 3 new defaults remained low during the quarter. Stage 3 ECL balances remained broadly stable, mainly due to write-offs and repayments of defaulted debt largely offsetting the effect of the new regulatory default definition.

–	Additionally, broader portfolio deterioration continued to be subdued and resulted in favourable movements in IFRS 9 risk metrics, which led to some additional post model adjustments being required to ensure provision adequacy in the face of growing uncertainty.

NatWest Group – Form 6-K Q1 Results 2022	21

Risk and capital management

Credit risk continued

ECL post model adjustments

The table below shows ECL post model adjustments.

	Retail Banking		Private	Commercial &	Ulster Bank RoI
31 March 2022	Mortgages £m	Other £m	Banking £m	Institutional £m	Mortgages £m	Other £m	Total £m
Deferred model calibrations	-	112	-	64	-	2	178
Economic uncertainty	111	70	7	435	10	20	653
Other adjustments	29	-	-	8	131	-	168
Total	140	182	7	507	141	22	999

Of which:
- Stage 1	13	8	1	42	2	-	66
- Stage 2	104	174	6	464	11	21	780
- Stage 3	23	-	-	1	128	1	153

31 December 2021
Deferred model calibrations	58	97	-	62	-	2	219
Economic uncertainty	60	99	5	391	6	23	584
Other adjustments	37	-	-	5	156	-	198
Total	155	196	5	458	162	25	1,001

Of which:
- Stage 1	9	5	-	15	4	1	34
- Stage 2	126	164	5	443	7	26	771
- Stage 3	20	27	-	-	151	(2)	196

(1)	Excludes £61 million (31 December 2021 – £49 million) of post model adjustments (mortgages – £5 million; other – £56 million (31 December 2021 – mortgages £4 million; other – £45 million)) for Ulster Bank RoI disclosed as transfers to disposal groups.

–	Retail Banking – The post model adjustment for deferred model calibrations decreased to £112 million from £155 million at 31 December 2021. This was due to the removal of the mortgage element of the post model adjustment because of the implementation of a new IFRS 9 PD model during the quarter. The remaining amount, reflected management’s continued judgement that the implied ECL decreases that continued to manifest through the standard PD model monitoring process since 2020, were not fully supportable. Management retained this view on the basis that underlying portfolio performance is believed to be underpinned by government support schemes over the past two years and further outcome data is required on the level of default suppression, particularly with the backdrop of new sources of economic uncertainty and geopolitical risk.

–	The post model adjustment for economic uncertainty increased from £159 million to £181 million, reflecting the increased level of uncertainty since 31 December 2021, because of inflation and cost of living pressures as well as the Russian invasion of Ukraine, and the expected effect on the economy. This demonstrated management’s view of a net increase in uncertainty, notwithstanding the dissipating risk of economic effects from COVID-19.

–	Other judgmental overlays included a post model adjustment of £16 million to capture the effect of potential cladding risk in the portfolio.

–	Commercial & Institutional – The post model adjustment for economic uncertainty increased to £435 million from £391 million at 31 December 2021. This reflected the increased uncertainty due to rising inflation as well as the Russian invasion of Ukraine, again partially counter-balanced by the dissipated risks of COVID-19. The majority of the increase in the quarter, £44 million, was to offset underlying Q1 modelled ECL releases which were not considered reflective of the current uncertainty.

–	Deferred model calibrations and other adjustments remain broadly consistent with 31 December 2021.

–	Ulster Bank RoI – Other adjustments decreased to £131 million from £156 million at 31 December 2021 due to improved portfolio performance and balance sheet reduction.

–	Deferred model calibrations and economic uncertainty adjustments remain broadly consistent with 31 December 2021.

NatWest Group – Form 6-K Q1 Results 2022	22

Risk and capital management

Credit risk continued

Sector analysis – portfolio summary

The table below shows ECL by stage, for the Personal portfolio and key sectors of the Wholesale portfolio, that continue to be affected by COVID-19.

					Off-balance sheet
	Loans - amortised cost & FVOCI				Loan	Contingent	ECL provisions
	Stage 1	Stage 2	Stage 3	Total	commitments	liabilities	Stage 1	Stage 2	Stage 3	Total
31 March 2022	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Personal	193,562	13,058	3,446	210,066	41,642	56	157	541	1,185	1,883
Mortgages	183,259	10,657	2,616	196,532	17,660	-	38	136	503	677
Credit cards	2,914	931	102	3,947	15,696	-	57	137	67	261
Other personal	7,389	1,470	728	9,587	8,286	56	62	268	615	945
Wholesale	146,561	16,570	2,455	165,586	82,962	4,497	181	806	823	1,810
Property	29,045	2,913	736	32,694	15,570	461	31	125	221	377
Financial institutions	55,164	530	33	55,727	16,771	1,134	17	23	5	45
Sovereign	5,958	222	9	6,189	1,166	-	19	1	2	22
Corporate	56,394	12,905	1,677	70,976	49,455	2,902	114	657	595	1,366
Of which:
Airlines and aerospace	900	649	54	1,603	1,552	219	1	35	8	44
Automotive	5,556	934	47	6,537	3,828	63	10	27	11	48
Health	4,351	819	127	5,297	740	9	12	42	39	93
Land transport and logistics	4,124	701	57	4,882	3,310	165	5	60	16	81
Leisure	3,789	3,690	376	7,855	1,831	109	13	250	138	401
Oil and gas	949	186	54	1,189	1,538	454	1	21	29	51
Retail	6,581	1,098	225	7,904	4,738	414	10	26	84	120
Total	340,123	29,628	5,901	375,652	124,604	4,553	338	1,347	2,008	3,693

31 December 2021
Personal	190,175	14,423	2,782	207,380	40,351	60	149	614	1,179	1,942
Mortgages	180,418	11,543	2,050	194,011	16,827	-	32	174	562	768
Credit cards	2,924	933	90	3,947	15,354	-	59	141	60	260
Other personal	6,833	1,947	642	9,422	8,170	60	58	299	557	914
Wholesale	140,649	19,558	2,240	162,447	83,231	4,254	153	864	847	1,864
Property	28,679	3,101	742	32,522	15,882	460	24	111	239	374
Financial institutions	52,263	732	46	53,041	16,906	992	14	39	4	57
Sovereign	5,904	121	8	6,033	1,212	-	19	1	2	22
Corporate	53,803	15,604	1,444	70,851	49,231	2,802	96	713	602	1,411
Of which:
Airlines and aerospace	779	668	44	1,491	1,528	221	1	39	15	55
Automotive	5,133	1,304	38	6,475	3,507	65	9	32	10	51
Health	3,818	1,235	133	5,186	799	9	9	58	48	115
Land transport and logistics	3,721	833	39	4,593	3,069	188	4	53	12	69
Leisure	3,712	4,050	340	8,102	1,874	107	11	247	133	391
Oil and gas	1,482	141	52	1,675	1,126	453	1	14	28	43
Retail	6,380	1,342	180	7,902	4,872	410	8	29	66	103
Total	330,824	33,981	5,022	369,827	123,582	4,314	302	1,478	2,026	3,806

NatWest Group – Form 6-K Q1 Results 2022	23

Risk and capital management

Credit risk continued

Sector analysis – portfolio summary continued

–	Personal – Retail Banking was the main driver of balance sheet growth during the quarter. As noted earlier, growth was primarily in mortgages. Unsecured lending balances rose slightly in the quarter with higher demand for loans and increased consumer spending maintaining credit card balances during the quarter, although new business was still below pre-COVID-19 levels. As noted earlier, ECL in Stage 2 decreased due to continued subdued levels of portfolio deterioration, maintaining the reduced PD levels observed in Q4 2021. Furthermore, the new regulatory default definition implementation on 1 January 2022 resulted in a migration of Stage 2 assets into Stage 3. Overall ECL coverage requirements remained stable during Q1 2022 reflecting the balance of positive portfolio performance and economic uncertainty in the outlook due to inflation and cost of living pressures which may affect the affordability of NatWest Group customers. Affordability assumptions in lending criteria were refreshed during the quarter.

–	Wholesale – In Wholesale, exposures were mainly in the UK. Balance sheet reduction due to repayments of both COVID-19 government support schemes and conventional borrowing during 2021 stabilised, with further reductions largely offset by additional lending across the portfolio.

–	Scheduled repayment activity for government support schemes continued with the volumes of missed payments remaining in line with the average rate for scheme participants.

–	When the government support schemes closed in 2021, approximately 317,000 applications across all schemes were approved, totalling £14.7 billion in new lending, of which, £13.4 billion was drawdown. £2.6 billion has been repaid to date.

–	Oil and Gas reduction in drawn balances (Stage 1) reflected strategic exits aligned to NatWest Group’s climate change purpose and aims. Increases in off-balance sheet exposures reflected selective support for customers with climate change transition plans.

–	Increases within Financial Institutions reflected fluctuations in treasury related management activities.

–	Wholesale credit risk performance metrics continue to improve, contributing to a reduction in Stage 2 balances, but headwinds remain. The combination of supply chain, energy price and general inflationary pressures already in existence towards the end of 2021 have been exacerbated by the Russian invasion of Ukraine and point to a potentially more challenging outlook. Sector appetite continues to be regularly reviewed and, where appropriate, adjusted for those sectors most affected by current economic and geopolitical conditions.

NatWest Group – Form 6-K Q1 Results 2022	24

Risk and capital management

Capital, liquidity and funding risk

Introduction

NatWest Group continually ensures a comprehensive approach is taken to the management of capital, liquidity and funding, underpinned by frameworks, risk appetite and policies, to manage and mitigate capital, liquidity and funding risks. The framework ensures the tools and capability are in place to facilitate the management and mitigation of risk ensuring that NatWest Group operates within its regulatory requirements and risk appetite.

Key developments since December 2021

CET1 ratio

The CET1 ratio decreased by 300 basis points to 15.2%. The decrease is primarily due to a £19.8 billion increase in RWAs and a £1.7 billion decrease in CET1 capital.

The CET1 decrease is mainly driven by:

–     the directed buyback of £1.2 billion;

–     foreseeable dividend accrual of £0.3 billion;

–     a £0.2 billion decrease in the IFRS 9 transitional adjustment;

–     the removal of adjustment for prudential amortisation on software development costs of £0.4 billion;

–     a £0.3 billion decrease due to FX loss on retranslation on the redemption of a USD instrument; and

–     other reserve movements.

–     These reductions were partially offset by the £0.8 billion attributable profit in the period.

Total RWAs

Total RWAs increased by £19.8 billion to £176.8 billion during the period mainly reflecting:

–     An increase in credit risk RWAs of £20.3 billion due to model adjustments applied as a result of new regulation applicable to IRB models from 1 January 2022 and increased exposures within Commercial & Institutional and Retail Banking. This was partially offset by improved risk metrics in Retail Banking and Commercial & Institutional.

–     Operational risk RWAs reduced by £1.9 billion following the annual recalculation.

–     Market risk RWAs increased by £0.6 billion driven by an increase in the capital multiplier for NWM Plc impacting VaR and SVaR calculations.

–     Counterparty credit risk RWAs increased by £0.9 billion mainly driven by the implementation of SA-CCR impacting the RWA calculation for the non-internal modelled exposure.

UK leverage ratio	The UK leverage ratio decreased c.40 basis points to 5.5% driven by a £2.3 billion decrease in Tier 1 capital.
Liquidity portfolio

The liquidity portfolio decreased by £11.9 billion during Q1 2022 to £274.5 billion. Primary liquidity decreased by £7.4 billion to £201.1 billion primarily due to an increase in customer lending and share buyback. Secondary liquidity reduced by £4.5 billion mainly driven by mortgage redemptions and repayments.

NatWest Group – Form 6-K Q1 Results 2022	25

Risk and capital management

Capital, liquidity and funding risk continued

Maximum Distributable Amount (MDA) and Minimum Capital Requirements

NatWest Group is subject to minimum capital requirements relative to RWAs. The table below summarises the minimum capital requirements (the sum of Pillar 1 and Pillar 2A), and the additional capital buffers which are held in excess of the regulatory minimum requirements and are usable in stress.

Where the CET1 ratio falls below the sum of the minimum capital and the combined buffer requirement, there is a subsequent automatic restriction on the amount available to service discretionary payments (including AT1 coupons), known as the MDA. Note that different requirements apply to individual legal entities or sub-groups and that the table shown does not reflect any incremental PRA buffer requirements, which are not disclosable.

The current capital position provides significant headroom above both our minimum requirements and our MDA threshold requirements.

Type	CET1	Total Tier 1	Total capital
Pillar 1 requirements	4.5%	6.0%	8.0%
Pillar 2A requirements	1.8%	2.4%	3.2%
Minimum Capital Requirements	6.3%	8.4%	11.2%
Capital conservation buffer	2.5%	2.5%	2.5%
Countercyclical capital buffer (1)	-	-	-
MDA threshold (2)	8.8%	n/a	n/a
Subtotal	8.8%	10.9%	13.7%
Capital ratios at 31 March 2022	15.2%	17.4%	20.4%
Headroom (3)	6.4%	6.5%	6.7%

(1)	In response to COVID-19, many countries reduced their CCyB rates. In December 2021, the Financial Policy Committee announced an increase in the UK CCyB rate from 0% to 1%. This rate will come into effect from December 2022 in line with the 12 month implementation period. In March 2022, the Central Bank of Ireland announced that the countercyclical buffer on Irish exposures is to be maintained at 0%. Previously, the CBI did note that it expected a gradual rebuilding of the CCyB to commence in 2022 and, while this guidance remains, it notes that the current macro-financial outlook is subject to considerable uncertainty therefore will continue to be monitored closely.
(2)	Pillar 2A requirements for NatWest Group are set on a nominal capital basis. The PRA has confirmed that from Q4 2022 Pillar 2A will be set as a variable amount with the exception of some fixed add-ons.
(3)	The headroom does not reflect excess distributable capital and may vary over time.

NatWest Group – Form 6-K Q1 Results 2022	26

Risk and capital management

Capital, liquidity and funding risk continued

Capital and leverage ratios

The table below sets out the key capital and leverage ratios. From 1 January 2022, NatWest Group are subject to the requirements set out in the PRA Rulebook, therefore going forward the capital and leverage ratios are being presented under these frameworks on a transitional basis.

Capital adequacy ratios (1)	31 March 2022%	31 December 2021%	31 March 2021%
CET1	15.2	18.2	18.2
Tier 1	17.4	21.0	21.9
Total	20.4	24.7	24.8
Capital	£m	£m	£m
Tangible equity	28,571	30,689	30,126
Prudential valuation adjustment	(297)	(274)	(436)
Deferred tax assets	(769)	(761)	(750)
Own credit adjustments	(27)	21	6
Pension fund assets	(476)	(465)	(570)
Cash flow hedging reserve	1,113	395	38
Foreseeable ordinary dividends	(1,096)	(846)	(547)
Foreseeable charges - on-market ordinary share buyback programme	(527)	(825)	-
Foreseeable pension contributions	-	(365)	-
Prudential amortisation of software development costs	-	411	524
Adjustments under IFRS 9 transitional arrangements	403	621	1,655
Insufficient coverage for non-performing exposures	(6)	(5)	-
Total deductions	(1,682)	(2,093)	(80)
CET1 capital	26,889	28,596	30,046

End-point AT1 capital	3,875	3,875	5,380
Grandfathered instrument transitional arrangements	-	571	710
Transitional AT1 capital	3,875	4,446	6,090
Tier 1 capital	30,764	33,042	36,136
End-point T2 capital	5,067	5,402	4,118
Grandfathered instrument transitional arrangements	213	304	673
Transitional Tier 2 capital	5,280	5,706	4,791
Total regulatory capital	36,044	38,748	40,927
Risk-weighted assets
Credit risk	140,377	120,116	125,131
Counterparty credit risk	8,776	7,907	8,579
Market risk	8,550	7,917	9,962
Operational risk	19,115	21,031	21,031
Total RWAs	176,818	156,971	164,703
Leverage
Cash and balances at central banks	168,783	177,757	140,347
Trading assets	64,950	59,158	65,558
Derivatives	100,013	106,139	122,955
Financial assets	416,677	412,817	418,290
Other assets	25,750	17,106	22,626
Assets of disposal groups	9,225	9,015	-
Total assets	785,398	781,992	769,776
Derivatives
- netting and variation margin	(100,386)	(110,204)	(126,250)
- potential future exposures	21,412	35,035	38,279
Securities financing transactions gross up	2,838	1,397	3,249
Other off balance sheet items	43,986	44,240	43,734
Regulatory deductions and other adjustments	(16,310)	(8,980)	(14,535)
Claims on central banks	(165,408)	(174,148)	(137,685)
Exclusion of bounce back loans	(7,112)	(7,474)	(8,609)
UK leverage exposure	564,418	561,858	567,959
UK leverage ratio (%) (2)	5.5	5.9	6.4

For the notes to this table refer to the following page.

NatWest Group – Form 6-K Q1 Results 2022	27

Risk and capital management

Capital, liquidity and funding risk continued

(1)	Based on current PRA rules, therefore includes the transitional relief on grandfathered capital instruments and the transitional arrangements for the capital impact of IFRS 9 expected credit loss (ECL) accounting. The impact of the IFRS 9 transitional adjustments at 31 March 2022 was £0.4 billion for CET1 capital, £44 million for total capital and £28 million RWAs (31 December 2021 - £0.6 billion CET1 capital, £0.5 billion total capital and £36 million RWAs, 31 March 2021 - £1.7 billion CET1 capital, £1.4 billion total capital and £135 million RWAs). Excluding these adjustments, the CET1 ratio would be 15.0% (31 December 2021 – 17.8%, 31 March 2021 – 17.2%). The transitional relief on grandfathered instruments at 31 March 2022 was £0.2 billion (31 December 2021 - £0.9 billion, 31 March 2021 - £1.4 billion). Excluding both the transitional relief on grandfathered capital instruments and the transitional arrangements for the capital impact of IFRS 9 expected credit loss (ECL) accounting, the end-point Tier 1 capital ratio would be 17.2% (31 December 2021 – 20.3%, 31 March 2021 – 20.5%) and the end-point Total capital ratio would be 20.2% (31 December 2021 – 23.8%, 31 March 2021 – 23.2%).
(2)	The UK leverage exposure is calculated in accordance with the Leverage Ratio (CRR) part of the PRA Rulebook, and transitional Tier 1 capital is calculated in accordance with the PRA Rulebook as explained in note 1 above. Excluding the IFRS 9 transitional adjustment, the UK leverage ratio would be 5.4% (31 December 2021 – 5.8%, 31 March 2021 – 6.1%).

Capital flow statement

The table below analyses the movement in CET1, AT1 and Tier 2 capital for the three months ended 31 March 2022. Previously the NatWest Group capital flow statement was presented based on end-point CRR rules. It is being presented on a transitional basis as calculated under the PRA Rulebook Instrument requirements going forward.

	CET1 £m	AT1 £m	Tier 2 £m	Total £m
At 31 December 2021	28,596	4,446	5,706	38,748
Attributable profit for the period	841	-	-	841
Directed buyback	(1,212)	-	-	(1,212)
Foreseeable ordinary dividends	(250)	-	-	(250)
Foreign exchange reserve	37	-	-	37
FVOCI reserve	(162)	-	-	(162)
Own credit	(48)	-	-	(48)
Share capital and reserve movements in respect of employee share schemes	55	-	-	55
Goodwill and intangibles deduction	(462)	-	-	(462)
Deferred tax assets	(8)	-	-	(8)
Prudential valuation adjustments	(23)	-	-	(23)
End of 2021 transitional relief on grandfathered instruments	-	(571)	(232)	(803)
Net dated subordinated debt instruments	-	-	(158)	(158)
Foreign exchange movements	(254)	-	50	(204)
Adjustment under IFRS 9 transitional arrangements	(218)	-	-	(218)
Other movements	(3)	-	(86)	(89)
At 31 March 2022	26,889	3,875	5,280	36,044

–	The decrease in CET1 capital is primarily due to the directed buyback of £1.2 billion, foreseeable dividend accrual of £0.3 billion, a £0.2 billion decrease in the IFRS 9 transitional adjustment, the removal of adjustment for prudential amortisation on software development costs of £0.4 billion, £0.3 billion due to FX loss on retranslation on the redemption of a USD instrument and other reserve movements in the period, partially offset by an attributable profit in the period of £0.8 billion.
–	The AT1 and Tier 2 movements are primarily due to the end of the 2021 transitional relief on grandfathered instruments.

NatWest Group – Form 6-K Q1 Results 2022	28

Risk and capital management

Capital, liquidity and funding risk continued

Risk-weighted assets

The table below analyses the movement in RWAs during the period, by key drivers.

		Counterparty		Operational
	Credit risk	credit risk	Market risk	risk	Total
	£bn	£bn	£bn	£bn	£bn
At 31 December 2021	120.2	7.9	7.9	21.0	157.0
Foreign exchange movement	0.3	0.1	-	-	0.4
Business movement	1.6	0.4	0.9	(1.9)	1.0
Risk parameter changes	(1.1)	-	-	-	(1.1)
Methodology changes	0.2	0.4	-	-	0.6
Model updates	19.2	-	(0.3)	-	18.9
At 31 March 2022	140.4	8.8	8.5	19.1	176.8

The table below analyses segmental RWAs.

	Go-forward group
					Total excluding		Total
	Retail	Private	Commercial &	Central items	Ulster Bank	Ulster	NatWest
	Banking	Banking	Institutional	& other	RoI	Bank RoI	Group
Total RWAs	£m	£m	£m	£m	£m	£m	£m
At 31 December 2021	36.7	11.3	98.1	1.8	147.9	9.1	157.0
Foreign exchange movement	-	-	0.4	-	0.4	-	0.4
Business movement	0.9	0.2	0.3	(0.2)	1.2	(0.2)	1.0
Risk parameter changes	(0.7)	-	(0.4)	-	(1.1)	-	(1.1)
Methodology changes	-	-	0.4	-	0.4	0.2	0.6
Model updates	15.3	-	1.5	-	16.8	2.1	18.9
At 31 March 2022	52.2	11.5	100.3	1.6	165.6	11.2	176.8
Credit risk	45.3	10.2	73.1	1.5	130.1	10.3	140.4
Counterparty credit risk	0.1	0.1	8.6	-	8.8	-	8.8
Market risk	0.1	-	8.4	-	8.5	-	8.5
Operational risk	6.7	1.2	10.2	0.1	18.2	0.9	19.1
Total RWAs	52.2	11.5	100.3	1.6	165.6	11.2	176.8

–	Total RWAs increased to £176.8 billion during the period due to the following:

○	Credit risk RWAs increased £20.3 billion due to model adjustments applied as a result of new regulation applicable to IRB models from 1 January 2022 in addition to increased exposures within Commercial & Institutional and Retail Banking. This was partially offset by improved risk metrics in Retail Banking and Commercial & Institutional.

○	Operational risk RWAs reduced by £1.9 billion following the annual recalculation.

○	Market risk RWAs increased by £0.6 billion driven by an increase in the capital multiplier for NWM Plc impacting VaR and SVaR calculations.

○	Counterparty credit risk RWAs increased by £0.9 billion mainly driven by the implementation of SA-CCR impacting the RWA calculation for the non-internal modelled exposure.

NatWest Group – Form 6-K Q1 Results 2022	29

Risk and capital management

Capital, liquidity and funding risk continued

Liquidity portfolio

The table below shows the liquidity portfolio by product, with primary liquidity aligned to internal stressed outflow coverage and regulatory liquidity coverage ratio (LCR) categorisation. Secondary liquidity comprises assets eligible for discount at central banks, which do not form part of the liquid asset portfolio for LCR or internal stressed outflow coverage purposes.

		Liquidity value
	31 March 2022	31 December 2021	31 March 2021
	NatWest	NatWest	NatWest
	Group (1)	Group	Group
	£m	£m	£m
Cash and balances at central banks	166,176	174,328	137,410
AAA to AA- rated governments	31,385	31,073	29,406
A+ and lower rated governments	105	25	7
Government guaranteed issuers, public sector entities and
government sponsored entities	266	307	250
International organisations and multilateral development banks	3,087	2,720	2,825
LCR level 1 bonds	34,843	34,125	32,488
LCR level 1 assets	201,019	208,453	169,898
LCR level 2 assets	121	117	114
Non-LCR eligible assets	-	-	-
Primary liquidity	201,140	208,570	170,012
Secondary liquidity (2)	73,370	77,849	92,665
Total liquidity value	274,510	286,419	262,677

(1)	NatWest Group includes the UK Domestic Liquidity Sub-Group (NWB Plc, RBS plc and Coutts & Co), NatWest Markets Plc and other significant operating subsidiaries that hold liquidity portfolios. These include The Royal Bank of Scotland International Limited, NWM N.V. and Ulster Bank Ireland DAC who hold managed portfolios that comply with local regulations that may differ from PRA rules.

(2)	Comprises assets eligible for discounting at the Bank of England and other central banks.

NatWest Group – Form 6-K Q1 Results 2022	30

Condensed consolidated income statement for the period ended 31 March 2022 (unaudited)

		Quarter ended
	31 March	31 December	31 March
	2022	2021	2021
	£m	£m	£m
Interest receivable	2,448	2,345	2,282
Interest payable	(403)	(403)	(418)
Net interest income	2,045	1,942	1,864
Fees and commissions receivable	694	724	644
Fees and commissions payable	(149)	(149)	(141)
Income from trading activities	362	(3)	160
Other operating income	75	108	64
Non-interest income	982	680	727
Total income	3,027	2,622	2,591
Staff costs	(901)	(915)	(974)
Premises and equipment	(251)	(368)	(248)
Other administrative expenses	(471)	(735)	(377)
Depreciation and amortisation	(197)	(310)	(205)
Operating expenses	(1,820)	(2,328)	(1,804)
Profit before impairment releases	1,207	294	787
Impairment releases	38	341	98
Operating profit before tax	1,245	635	885
Tax charge	(386)	(234)	(233)
Profit from continuing operations	859	401	652
Profit from discontinued operations, net of tax	42	97	61
Profit for the period	901	498	713
Attributable to:
Ordinary shareholders	841	434	620
Preference shareholders	-	5	5
Paid-in equity holders	59	58	87
Non-controlling interests	1	1	1
	901	498	713

Earnings per ordinary share - continuing operations	7.1p	3.0p	4.6p
Earnings per ordinary share - discontinued operations	0.4p	0.8p	0.5p
Total earnings per share attributable to ordinary shareholders - basic	7.5p	3.8p	5.1p
Earnings per ordinary share - fully diluted continuing operations	7.1p	3.0p	4.6p
Earnings per ordinary share - fully diluted discontinued operations	0.4p	0.8p	0.5p
Total earnings per share attributable to ordinary shareholders - fully diluted	7.5p	3.8p	5.1p

NatWest Group – Form 6-K Q1 Results 2022	31

Condensed consolidated statement of comprehensive income for the period ended 31 March 2022 (unaudited)

		Quarter ended
	31 March	31 December	31 March
	2022	2021	2021
	£m	£m	£m
Profit for the period	901	498	713
Items that do not qualify for reclassification
Remeasurement of retirement benefit schemes (1)	(508)	71	(508)
Changes in fair value of credit in financial liabilities
designated at fair value through profit or loss (FVTPL) due to own credit risk	39	-	(7)
Fair value through other comprehensive income (FVOCI)
financial assets	9	2	1
Tax (1)	122	(21)	137
	(338)	52	(377)
Items that do qualify for reclassification
FVOCI financial assets	(238)	45	(118)
Cash flow hedges	(983)	(238)	(358)
Currency translation	35	(115)	(343)
Tax	339	83	113
	(847)	(225)	(706)
Other comprehensive loss after tax	(1,185)	(173)	(1,083)
Total comprehensive (loss)/income for the period	(284)	325	(370)
Attributable to:
Ordinary shareholders	(345)	261	(463)
Preference shareholders	-	5	5
Paid-in equity holders	59	58	87
Non-controlling interests	2	1	1
	(284)	325	(370)

(1)	Following the purchase of ordinary shares in Q1 2022, NatWest Group plc contributed £500 million to its main pension scheme in line with the memorandum of understanding announced on 17 April 2018. After tax relief, this contribution reduced total equity by £365 million.

NatWest Group – Form 6-K Q1 Results 2022	32

Condensed consolidated balance sheet as at 31 March 2022 (unaudited)

	31 March	31 December
	2022	2021
	£m	£m
Assets
Cash and balances at central banks	168,783	177,757
Trading assets	64,950	59,158
Derivatives	100,013	106,139
Settlement balances	10,505	2,141
Loans to banks - amortised cost	7,063	7,682
Loans to customers - amortised cost	365,340	358,990
Other financial assets	44,274	46,145
Intangible assets	6,774	6,723
Other assets	8,471	8,242
Assets of disposal groups	9,225	9,015
Total assets	785,398	781,992
Liabilities
Bank deposits	21,975	26,279
Customer deposits	482,887	479,810
Settlement balances	9,602	2,068
Trading liabilities	71,559	64,598
Derivatives	95,310	100,835
Other financial liabilities	47,809	49,326
Subordinated liabilities	8,216	8,429
Notes in circulation	2,999	3,047
Other liabilities	5,797	5,797
Total liabilities	746,154	740,189
Equity
Ordinary shareholders’ interests	35,345	37,412
Other owners’ interests	3,890	4,384
Owners’ equity	39,235	41,796
Non-controlling interests	9	7
Total equity	39,244	41,803
Total liabilities and equity	785,398	781,992

NatWest Group – Form 6-K Q1 Results 2022	33

Condensed consolidated statement of changes in equity for the period ended 31 March 2022 (unaudited)

	Share
	capital and				Total	Non
	statutory	Paid-in	Retained	Other	owners’	controlling	Total
	reserves (1)	equity	earnings	reserves*	equity	interests	equity
	£m	£m	£m	£m	£m	£m	£m
At 1 January 2022	12,980	3,890	12,966	11,960	41,796	7	41,803
Profit attributable to ordinary shareholders
and other equity owners
- continuing operations			858		858	1	859
- discontinued operations			42		42		42
Other comprehensive income
- Realised gains in period
on FVOCI equity shares			1	(1)	-		-
- Remeasurement of retirement
benefit schemes (2)			(508)		(508)		(508)
- Changes in fair value of credit in financial
liabilities designated at FVTPL due
to own credit risk			39		39		39
- Unrealised losses: FVOCI				(187)	(187)		(187)
- Amounts recognised in equity: cash flow
hedges				(911)	(911)		(911)
- Foreign exchange reserve movement				34	34	1	35
- Amount transferred from equity to earnings				(113)	(113)		(113)
- Tax			126	335	461		461
Paid-in equity
dividends paid			(59)		(59)		(59)
Shares repurchased during the period (3,4)	-		(1,522)		(1,522)		(1,522)
Shares and securities issued during the
period	-		3		3		3
Reclassification of preference shares (5)			(750)		(750)		(750)
Share-based payments			(15)		(15)		(15)
Movement in own shares held	67				67		67
At 31 March 2022	13,047	3,890	11,181	11,117	39,235	9	39,244

							31 March
							2022
Attributable to:							£m
Ordinary shareholders							35,345
Preference shareholders							-
Paid-in equity holders							3,890
Non-controlling interests							9
							39,244
*Other reserves consists of:
Merger reserve							10,881
FVOCI reserve							107
Cash flow hedging reserve							(1,113)
Foreign exchange reserve							1,242
							11,117

(1)	Share capital and statutory reserves includes share capital, share premium, capital redemption reserve and own shares held.

(2)	Following the purchase of ordinary shares in Q1 2022, NatWest Group plc contributed £500 million to its main pension scheme in line with the memorandum of understanding announced on 17 April 2018. After tax relief, this contribution reduced total equity by £365 million.

(3)	In March 2022, there was an agreement with HM Treasury to buy 549.9 million ordinary shares in NatWest Group plc from UK Government Investments Ltd, at 220.5 pence per share for the total consideration of £1.22 billion. NatWest Group cancelled all 549.9 million of the purchased ordinary shares. The nominal value of the share cancellation has been transferred to the capital redemption reserve.

(4)	NatWest Group plc repurchased and cancelled 150.7 million shares for total consideration of £337.7 million excluding fees in Q1 2022, as part of the On Market Share Buyback Programme. Of the 150.7 million shares bought back, 15.9 million shares were settled and cancelled in April 2022. The nominal value of the share cancellations has been transferred to the capital redemption reserve.

(5)	Following an announcement of a Regulatory Call in February 2022, the Series U preference shares were reclassified to liabilities. A £254 million loss was recognised in P&L reserves as a result of FX unlocking.

NatWest Group – Form 6-K Q1 Results 2022	34

Notes

1. Presentation of condensed consolidated financial statements

The condensed consolidated financial statements should be read in conjunction with NatWest Group plc’s 2021 Annual Report on Form 20-F which has been prepared in accordance with UK-adopted International Accounting Standards (IAS), International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and IFRS as adopted by the European Union.

Going concern

Having reviewed NatWest Group’s principal risks, forecasts, projections and other relevant evidence, the directors have a reasonable expectation that NatWest Group will continue in operational existence for a period of twelve months from the date the condensed consolidated financial statements are approved. Accordingly, the results for the period ended 31 March 2022 have been prepared on a going concern basis.

2. Accounting policies

NatWest Group’s principal accounting policies are as set out on pages 36 to 42 of NatWest Group plc’s 2021 Annual Report on Form 20-F. Amendments to IFRS effective from 1 January 2022 had no material effect on the condensed consolidated financial statements.

Critical accounting policies and key sources of estimation uncertainty

The judgments and assumptions that are considered to be the most important to the portrayal of NatWest Group’s financial condition are those relating to deferred tax, fair value of financial instruments, loan impairment provisions, goodwill and provisions for liabilities and charges. These critical accounting policies and judgments are noted on page 42 of NatWest Group plc’s 2021 Annual Report on Form 20-F. Management’s consideration of uncertainty is outlined in the relevant sections of NatWest Group plc’s 2021 Annual Report on Form 20-F, including the ECL estimate for the period in the Risk and capital management section contained in NatWest Group plc’s 2021 Annual Report on Form 20-F.

Information used for significant estimates

Uncertainty with respect to the prolonged financial effect of the COVID-19 pandemic and the Russian invasion of Ukraine continues to cause significant economic and social disruption. Specifically, there continues to be uncertainty as to the indirect impacts on NatWest Group due to the Russian invasion of Ukraine and related consequences for geopolitical stability, energy supply and prices, and cross-border financial transactions, including as a result of economic sanctions. Key financial estimates are based on management’s latest five-year revenue and cost forecasts. Measurement of goodwill, deferred tax and expected credit losses are highly sensitive to reasonably possible changes in those anticipated conditions. Other reasonably possible assumptions about the future include a prolonged financial effect of the COVID-19 pandemic on the economy of the UK and other countries or greater economic effect as countries and companies implement plans to counter climate risks. Changes in judgments and assumptions could result in a material adjustment to those estimates in future reporting periods. (Refer to the Risk factors in NatWest Group plc’s 2021 Annual Report on Form 20-F).

NatWest Group – Form 6-K Q1 Results 2022	35

Notes

3. Discontinued operations and assets and liabilities of disposal groups

Two legally binding agreements for the sale of UBIDAC business were announced in 2021 as part of the phased withdrawal from the Republic of Ireland:

On 28 June 2021 NatWest Group announced it had agreed a binding sale agreement with Allied Irish Banks, p.l.c. for the transfer of c.€4.2 billion (plus up to €2.8 billion of undrawn exposures), of performing commercial loans as well as those c.280 colleagues who are wholly or mainly assigned to supporting that part of the business, with the final number of roles to be confirmed as the deal completes. On 28 April 2022, approval was received from the Irish competition authority (the CCPC) in relation to this sale, which is expected to be completed in a series of transactions during 2022 and Q1 2023.

On the 17 December 2021 NatWest Group signed a legally binding agreement with Permanent TSB p.l.c. (PTSB). The proposed sale will include performing non-tracker mortgages, the performing loans in the micro-SME business; the UBIDAC Asset Finance business, including its Lombard digital platform, and 25 Ulster Bank branch locations in the Republic of Ireland. The majority of loans are expected to transfer by Q4 2022. As part of the transaction it is anticipated that c.450 colleagues will have the right to transfer under the TUPE regulations, with the final number of roles to be confirmed as the deal completes.

This sale remains subject to obtaining competition, regulatory and other approvals, including PTSB’s holding company shareholder approval, and other conditions being satisfied.

The business activities relating to these sales that meet the requirements of IFRS 5 are presented as a discontinued operation and as a disposal group at 31 March 2022. Comparative results for the quarter ended 31 March 2021 have been re-presented from those previously published to reclassify certain items as discontinued operations. The Ulster Bank RoI operating segment continues to be reported separately and reflects the results and balance sheet position of its continuing operations.

(a) Profit from discontinued operations, net of tax

	Quarter ended
	31 March	31 December	31 March
	2022	2021	2021
	£m	£m	£m
Net interest income	60	62	67
Non-interest income	(1)	4	1
Total income	59	66	68
Operating expenses	(11)	(14)	(11)
Profit before impairment (losses)/releases	48	52	57
Impairment (losses)/releases	(6)	45	4
Operating profit before tax	42	97	61
Tax charge	-	-	-
Profit from discontinued operations, net of tax	42	97	61

(b) Assets and liabilities of disposal groups

	As at
	31 March	31 December
	2022	2021
	£m	£m
Assets of disposal groups
Loans to customers - amortised cost	9,215	9,002
Derivatives	2	5
Other assets	8	8
	9,225	9,015

Liabilities of disposal groups
Other liabilities	5	5
	5	5

Net assets of disposal groups	9,220	9,010

NatWest Group – Form 6-K Q1 Results 2022	36

Notes

4. Litigation and regulatory matters

NatWest Group plc’s 2021 Annual Report on Form 20-F, issued on 3 March 2022, included disclosures about NatWest Group’s litigation and regulatory matters in Note 27. Set out below are the material developments in those matters (which have all been previously disclosed) since publication of the 2021 Annual Report on Form 20-F.

Litigation

Residential mortgage-backed securities (RMBS) litigation in the US

NWMSI agreed to settle a purported RMBS class action entitled New Jersey Carpenters Health Fund v. Novastar Mortgage Inc. et al. for US$55.3 million. This was paid into escrow pending court approval of the settlement, which was granted in March 2019, but which then became the subject of an appeal by a class member who wanted to exit the settlement. On 14 March 2022, the United States Court of Appeals for the Second Circuit rejected that class member’s appeal.

London Interbank Offered Rate (LIBOR) and other rates litigation

NatWest Group plc is a defendant in a class action pending in the United States District Court for the Southern District of New York (SDNY) on behalf of lender plaintiffs who allege that NatWest Group plc and other defendants engaged in fraud by artificially suppressing USD LIBOR. On 25 February 2022, the United States Court of Appeals for the Second Circuit reversed the SDNY’s prior dismissal of the case, holding that the plaintiffs have adequately alleged the court’s jurisdiction over the defendants. The claim will now proceed in the SDNY.

NatWest Group companies are defendants in class actions pending in the SDNY relating to alleged manipulation of the Singapore Interbank Offered Rate and Singapore Swap Offer Rate (‘SIBOR / SOR’) and the Australian Bank Bill Swap Reference Rate. In March 2022, agreements in principle were reached to settle both cases. The amounts of the settlements, which remain subject to final documentation and court approval, are covered by existing provisions.

FX litigation

An FX-related class action, on behalf of ‘consumers and end-user businesses’, is pending in the SDNY against NWM Plc and others. On 18 March 2022, the SDNY denied the plaintiffs’ motion for class certification. Plaintiffs are seeking to appeal the decision.

Two separate FX-related applications seeking opt-out collective proceedings orders were filed in the UK Competition Appeal Tribunal (CAT) against NatWest Group plc, NWM Plc and other banks. On 31 March 2022, the CAT declined to certify as collective proceedings either of the applications, ruling that the opt-out basis on which they were brought was inappropriate. The CAT granted each applicant three months to revise their application for certification on an opt-in basis, if they wish to proceed. The applicants have stated that they intend to appeal the judgment.

Government securities antitrust litigation

NWMSI and certain other US broker-dealers are defendants in a consolidated antitrust class action in the SDNY on behalf of persons who transacted in US Treasury securities or derivatives based on such instruments, including futures and options. The plaintiffs allege that defendants rigged the US Treasury securities auction bidding process to deflate the prices at which they bought such securities and colluded to increase the prices at which they sold such securities to plaintiffs. On 31 March 2022, the SDNY dismissed the operative complaint, without leave to re-plead. The dismissal is subject to appeal.

NWM Plc, NWMSI and other banks are defendants in a class action antitrust case in the SDNY in respect of Euro-denominated bonds issued by European central banks (EGBs). The complaint alleges a conspiracy among dealers of EGBs, between 2007 and 2012, to widen the bid-ask spreads they quoted to customers, thereby increasing the prices customers paid for the EGBs or decreasing the prices at which customers sold the bonds. On 14 March 2022, the SDNY dismissed the claims against NWM Plc and NWMSI in the operative complaint on the ground that the complaint’s conspiracy allegations are insufficient. The plaintiffs have indicated that they intend to file an amended complaint.

Regulatory matters

Systematic Anti-Money Laundering Programme assessment

In January 2022, NatWest Group received the Skilled Person’s final report in connection with governance arrangements for two financial crime change programmes in respect of which the Skilled Person had been appointed under section 166 of the Financial Services and Markets Act 2000 to provide assurance. The FCA confirmed in March 2022 that the section 166 review has now concluded.

5. Post balance sheet events

On 28 April 2022, approval was received from the Irish competition authority (the CCPC) in relation to the agreement with AIB for the sale of UBIDAC’s commercial lending portfolio.

Additionally, we have entered into exclusive discussions with AIB for the sale of UBIDAC’s performing tracker (and linked) mortgage portfolio.

Other than as disclosed there have been no significant events between 31 March 2022 and the date of approval of these accounts that would require a change to or additional disclosure in the condensed consolidated financial statements.

NatWest Group – Form 6-K Q1 Results 2022	37

Additional information

Additional information

Other financial data

The following table shows NatWest Group’s issued and fully paid share capital, owners’ equity and indebtedness on a consolidated basis in accordance with IFRS as at 31 March 2022.

As at
31 March
2022
£m
Share capital - allotted, called up and fully paid
Ordinary shares of £1	10,783
Retained income and other reserves	28,452
Owners’ equity	39,235

NatWest Group indebtedness
Trading liabilities - debt securities in issue	883
Other financial liabilities – debt securities in issue	47,244
Subordinated liabilities	8,216
Total indebtedness	56,343
Total capitalisation and indebtedness	95,578

Under IFRS, certain preference shares are classified as debt and are included in subordinated liabilities in the table above.

The information contained in the table above has not changed materially since 31 March 2022.

NatWest Group – Form 6-K Q1 Results 2022	38

Appendix

Non-IFRS financial measures

Non-IFRS financial measures

NatWest Group prepares its financial statements in accordance with generally accepted accounting principles (GAAP). This document contains a number of adjusted or alternative performance measures, also known as non-GAAP or non-IFRS performance measures. These measures are adjusted for notable and other defined items which management believes are not representative of the underlying performance of the business and which distort period-on-period comparison. The non-IFRS measures provide users of the financial statements with a consistent basis for comparing business performance between financial periods and information on elements of performance that are one-off in nature. The non-IFRS measures also include the calculation of metrics that are used throughout the banking industry. These non-IFRS measures are not measures within the scope of IFRS and are not a substitute for IFRS measures.

Non-IFRS financial measures

1. Go-forward group income excluding notable items

Go-forward group income excluding notable items is calculated as total income excluding Ulster Bank RoI total income and excluding notable items.

The exclusion of notable items aims to remove the impact of one-offs which may distort period-on-period comparisons.

Refer to pages 8 and 16 to 18 for further details.

	Quarter ended
	31 March	31 December	31 March
	2022	2021	2021
	£m	£m	£m
Continuing operations
Total income	3,027	2,622	2,591
Less Ulster Bank RoI total income	(40)	(43)	(56)
Go-forward group income	2,987	2,579	2,535
Less notable items	(224)	(62)	9
Go-forward group income excluding notable items	2,763	2,517	2,544

2. Go-forward group other operating expenses

Other operating expenses is calculated as total operating expenses less litigation and conduct costs. Other operating expenses of the Go-forward group excludes Ulster Bank RoI.

Our cost target for 2022 is based on this measure and we track progress against it.

Refer to pages 8, 9 and 16 to 18 for further details.

	Quarter ended
	31 March	31 December	31 March
	2022	2021	2021
	£m	£m	£m
Continuing operations
Total operating expenses	1,820	2,328	1,804
Less litigation and conduct costs	(102)	(190)	(16)
Other operating expenses	1,718	2,138	1,788
Less Ulster Bank RoI other operating expenses	(113)	(104)	(105)
Go-forward group other operating expenses	1,605	2,034	1,683

NatWest Group – Form 6-K Q1 Results 2022	1

Non-IFRS financial measures

3. Operating expenses - management view

The management analysis of operating expenses shows litigation and conduct costs on a separate line. These amounts are included within staff costs and other administrative expenses in the statutory analysis.

Other operating expenses excludes litigation and conduct costs, which are more volatile and may distort comparisons with prior periods.

Refer to page 31 for further details.

Statutory analysis

	Quarter ended
	31 March	31 December	31 March
	2022	2021	2021
Operating expenses	£m	£m	£m
Continuing operations
Staff costs	901	915	974
Premises and equipment	251	368	248
Other administrative expenses	471	735	377
Depreciation and amortisation	197	310	205
Total	1,820	2,328	1,804

Non-statutory analysis

	Quarter ended
	31 March 2022
	Litigation and	Other	Statutory
	conduct	operating	operating
	costs	expenses	expenses
Operating expenses	£m	£m	£m
Continuing operations
Staff costs	7	894	901
Premises and equipment	-	251	251
Other administrative expenses	95	376	471
Depreciation and amortisation	-	197	197
Total	102	1,718	1,820

	Quarter ended
	31 December 2021
	Litigation and	Other	Statutory
	conduct	operating	operating
	costs	expenses	expenses
Operating expenses	£m	£m	£m
Continuing operations
Staff costs	-	915	915
Premises and equipment	-	368	368
Other administrative expenses	190	545	735
Depreciation and amortisation	-	310	310
Total	190	2,138	2,328

	Quarter ended
	31 March 2021
	Litigation and	Other	Statutory
	conduct	operating	operating
	costs	expenses	expenses
Operating expenses	£m	£m	£m
Continuing operations
Staff costs	-	974	974
Premises and equipment	-	248	248
Other administrative expenses	16	361	377
Depreciation and amortisation	-	205	205
Total	16	1,788	1,804

NatWest Group – Form 6-K Q1 Results 2022	2

Non-IFRS financial measures

4. Cost:income ratio

The cost:income ratio is calculated as total operating expenses less operating lease depreciation divided by total income less operating lease depreciation.

This is a common metric used to compare profitability across the banking industry.

Refer to pages 8, 11 to 13 and 16 to 18 for further details.

	Go-forward group
				Central	Total excluding	Ulster	Total
	Retail	Private	Commercial &	items	Ulster	Bank	NatWest
	Banking	Banking	Institutional	& other	Bank RoI	RoI	Group
Quarter ended 31 March 2022	£m	£m	£m	£m	£m	£m	£m
Continuing operations
Operating expenses	(645)	(139)	(922)	(1)	(1,707)	(113)	(1,820)
Operating lease depreciation	-	-	32	-	32	-	32
Adjusted operating expenses	(645)	(139)	(890)	(1)	(1,675)	(113)	(1,788)
Total income	1,217	216	1,375	179	2,987	40	3,027
Operating lease depreciation	-	-	(32)	-	(32)	-	(32)
Adjusted total income	1,217	216	1,343	179	2,955	40	2,995
Cost:income ratio	53.0%	64.4%	66.3%	nm	56.7%	nm	59.7%
Quarter ended 31 December 2021
Continuing operations
Operating expenses	(774)	(155)	(1,059)	(209)	(2,197)	(131)	(2,328)
Operating lease depreciation	-	-	34	-	34	-	34
Adjusted operating expenses	(774)	(155)	(1,025)	(209)	(2,163)	(131)	(2,294)
Total income	1,164	253	1,168	(6)	2,579	43	2,622
Operating lease depreciation	-	-	(34)	-	(34)	-	(34)
Adjusted total income	1,164	253	1,134	(6)	2,545	43	2,588
Cost:income ratio	66.5%	61.3%	90.4%	nm	85.0%	nm	88.6%
Quarter ended 31 March 2021
Continuing operations
Operating expenses	(587)	(121)	(915)	(67)	(1,690)	(114)	(1,804)
Operating lease depreciation	-	-	35	-	35	-	35
Adjusted operating expenses	(587)	(121)	(880)	(67)	(1,655)	(114)	(1,769)
Total income	1,056	185	1,253	41	2,535	56	2,591
Operating lease depreciation	-	-	(35)	-	(35)	-	(35)
Adjusted total income	1,056	185	1,218	41	2,500	56	2,556
Cost:income ratio	55.6%	65.4%	72.3%	nm	66.2%	nm	69.2%

NatWest Group – Form 6-K Q1 Results 2022	3

Non-IFRS financial measures

5. NatWest Group return on tangible equity

Return on tangible equity comprises annualised profit or loss for the period attributable to ordinary shareholders divided by average tangible equity. Average tangible equity is average total equity excluding average non-controlling interests, average other owners equity and average intangible assets.

Go-forward group return on tangible equity is calculated as annualised profit for the period less Ulster Bank RoI divided by Go-forward group total tangible equity. Go forward RWAe applying factor is the Go- forward group average RWAe as a percentage of total Natwest Group average RWAe.

This measure shows the return NatWest Group generates on tangible equity deployed. It is used to determine relative performance of banks and used widely across the sector, although different banks may calculate the rate differently.

Refer to pages 8 and 16 to 18 for further details.

	Quarter ended or as at
	31 March	31 December	31 March
	2022	2021	2021
NatWest Group return on tangible equity	£m	£m	£m
Profit attributable to ordinary shareholders	841	434	620
Annualised profit attributable to ordinary shareholders	3,364	1,736	2,480
Average total equity	40,934	41,887	43,566
Adjustment for other owners’ equity and intangibles	(11,067)	(10,719)	(12,333)
Adjusted total tangible equity	29,867	31,168	31,233
Return on tangible equity	11.3%	5.6%	7.9%
Go-forward group return on tangible equity
Profit attributable to ordinary shareholders	841	434	620
Less Ulster Bank RoI loss from continuing operations, net of tax	42	73	59
Less profit from discontinued operations	(42)	(97)	(61)
Go-forward group profit attributable to ordinary shareholders	841	410	618
Annualised go-forward group profit attributable to ordinary shareholders	3,364	1,640	2,472
Average total equity	40,934	41,887	43,566
Adjustment for other owners’ equity and intangibles	(11,067)	(10,719)	(12,333)
Adjusted total tangible equity	29,867	31,168	31,233
Go-forward group RWAe applying factor	95%	94%	93%
Go-forward group total tangible equity	28,374	29,298	29,047
Go-forward group return on tangible equity	11.9%	5.6%	8.5%

NatWest Group – Form 6-K Q1 Results 2022	4

Non-IFRS financial measures

6. Segmental return on equity

Segmental return on equity comprises segmental operating profit or loss, adjusted for preference share dividends and tax, divided by average notional tangible equity. Average RWAe is defined as average segmental RWAs incorporating the effect of capital deductions. This is multiplied by an allocated equity factor for each segment to calculate the average notional tangible equity.

This measure shows the return generated by operating segments on equity deployed.

Refer to pages 11 to 13 and 16 to 18 for further details.

	Retail	Private	Commercial &
Quarter ended 31 March 2022	Banking	Banking	Institutional
Operating profit (£m)	567	82	464
Preference share cost allocation (£m)	(20)	(3)	(46)
Adjustment for tax (£m)	(153)	(22)	(105)
Adjusted attributable profit (£m)	394	57	314
Annualised adjusted attributable profit (£m)	1,576	228	1,256
Average RWAe (£bn)	52.6	11.4	102.0
Equity factor (%)	13.0%	11.0%	14.0%
RWAe applying equity factor (£bn)	6.8	1.3	14.3
Return on equity (%)	23.1%	18.2%	8.8%

Quarter ended 31 December 2021
Operating profit (£m)	385	110	426
Preference share cost allocation (£m)	(20)	(5)	(59)
Adjustment for tax (£m)	(102)	(29)	(92)
Adjusted attributable profit (£m)	263	76	275
Annualised adjusted attributable profit (£m)	1,052	302	1,100
Average RWAe (£bn)	36.9	11.3	101.0
Equity factor (%)	14.5%	12.5%	13.0%
RWAe applying equity factor (£bn)	5.3	1.4	13.1
Return on equity (%)	19.7%	21.3%	8.3%

Quarter ended 31 March 2021
Operating profit (£m)	435	64	463
Preference share cost allocation (£m)	(20)	(5)	(59)
Adjustment for tax (£m)	(116)	(17)	(101)
Adjusted attributable profit (£m)	299	42	303
Annualised adjusted attributable profit (£m)	1,196	170	1,212
Average RWAe (£bn)	35.8	11.0	110.2
Equity factor (%)	14.5%	12.5%	13.0%
RWAe applying equity factor (£bn)	5.2	1.4	14.3
Return on equity (%)	23.0%	12.4%	8.5%

7. Tangible equity

Tangible equity is ordinary shareholders’ interest less intangible assets. TNAV per ordinary share is calculated as tangible equity divided by the number of ordinary shares in issue.

This is a measure used by external analysts in valuing the bank and the starting point for calculating regulatory capital.

Refer to page 8 for further details.

	Year ended or as at
	31 March 2022	31 December 2021	31 March 2021
Ordinary shareholders’ interests (£m)	35,345	37,412	36,792
Less intangible assets (£m)	(6,774)	(6,723)	(6,666)
Tangible equity (£m)	28,571	30,689	30,126

Ordinary shares in issue (millions)	10,622	11,272	11,560

TNAV per ordinary share (pence)	269p	272p	261p

NatWest Group – Form 6-K Q1 Results 2022	5

Non-IFRS financial measures

8. Bank net interest margin

Bank net interest margin is defined as annualised net interest income of the Go-forward group, as a percentage of bank average interest-earning assets. Bank average interest earning assets are the average interest earning assets of the banking business of the Go-forward group excluding liquid asset buffer.

Liquid asset buffer consists of assets held by NatWest Group, such as cash and balances at central banks and debt securities in issue, that can be used to ensure repayment of financial obligations as they fall due. The exclusion of liquid asset buffer has been introduced as a way to present net interest margin on a basis more comparable with UK peers and exclude the impact of regulatory driven factors.

Refer to pages 8, 11 to 13 and 16 to 18 for further details.

	Quarter ended or as at
	31 March	31 December	31 March
	2022	2021	2021
Go-forward group	£m	£m	£m
Continuing operations
NatWest Group net interest income	2,045	1,942	1,864
Less Ulster Bank RoI net interest income	(22)	(23)	(27)
Bank net interest income	2,023	1,919	1,837
Annualised NatWest Group net interest income	8,294	7,705	7,560
Annualised Bank net interest income	8,204	7,613	7,450
Average interest earning assets (IEA)	549,298	551,577	502,515
Less Ulster Bank RoI average IEA	(7,185)	(7,672)	(7,958)
Less liquid asset buffer average IEA	(208,764)	(214,412)	(173,694)
Bank average IEA	333,349	329,493	320,863

Bank net interest margin	2.46%	2.31%	2.32%

	Quarter ended or as at
Retail Banking	31 March 2022 £m	31 December 2021 £m	31 March 2021 £m
Net interest income	1,112	1,057	973
Annualised net interest income	4,510	4,194	3,946
Retail Banking average IEA	185,531	183,541	175,346
Less liquid asset buffer average IEA	-	-	-
Adjusted Retail Banking average IEA	185,531	183,541	175,346

Retail Banking net interest margin	2.43%	2.28%	2.25%

Private Banking
Net interest income	143	126	115
Annualised net interest income	580	500	466
Private Banking average IEA	18,867	18,721	17,689
Less liquid asset buffer average IEA	-	-	-
Adjusted Private Banking average IEA	18,867	18,721	17,689

Private Banking net interest margin	3.07%	2.67%	2.64%

Commercial & Institutional
Net interest income	803	764	725
Annualised adjusted net interest income	3,257	3,031	2,940
Commercial & Institutional average IEA	164,487	168,047	163,594
Less liquid asset buffer average IEA	(43,502)	(47,668)	(41,040)
Adjusted Commercial & Institutional average IEA	120,985	120,379	122,554

Commercial & Institutional net interest margin	2.69%	2.52%	2.40%

NatWest Group – Form 6-K Q1 Results 2022	6

9. Net lending

NatWest Group net lending is calculated as total loans to customers less loan impairment provisions. Go-forward group net lending is calculated as net loans to customers less Ulster Bank RoI net loans to customers.

Refer to page 8 for further details.

	As at
	31 March 2022 £bn	31 December 2021 £bn	31 March 2021 £bn
Total loans to customers (amortised cost)	368.9	362.8	364.3
Less loan impairment provisions	(3.6)	(3.8)	(5.6)
Net loans to customers (amortised cost)	365.3	359.0	358.7
Less Ulster Bank RoI net loans to customers (amortised cost)	(6.3)	(6.7)	(16.9)
Go-forward group net lending	359.0	352.3	341.8

10. Customer deposits

Go-forward group customer deposits is calculated as total customer deposits less Ulster Bank RoI customer deposits. Refer to page 8 for further details.

	As at
	31 March 2022 £bn	31 December 2021 £bn	31 March 2021 £bn
Total customer deposits	482.9	479.8	453.3
Less Ulster Bank RoI customer deposits	(17.3)	(18.4)	(18.4)
Go-forward group customer deposits	465.6	461.4	434.9

NatWest Group – Form 6-K Q1 Results 2022	7

Performance metrics not defined under IFRS

Metrics based on GAAP measures, included as not defined under IFRS and reported for compliance with the European Securities and Markets Authority (ESMA) adjusted performance measure rules.

1. Loan:deposit ratio

Loan:deposit ratio is calculated as net customer loans held at amortised cost excluding reverse repos divided by total customer deposits excluding repos. Prior periods have been re-presented.

This is a common metric used to assess liquidity. The removal of repos and reverse repos reduces volatility and presents the ratio on a basis that is comparable to UK peers.

Refer to page 8 for further details.

	As at
	31 March 2022 £m	31 December 2021 £m	31 March 2021 £m
Loans to customers - amortised cost	365,340	358,990	358,728
Less reverse repos	(26,780)	(25,962)	(20,548)
	338,560	333,028	338,180
Customer deposits	482,887	479,810	453,308
Less repos	(16,166)	(14,541)	(16,141)
	466,721	465,269	437,167
Loan:deposit ratio (%)	73%	72%	77%

2. Loan impairment rate

Loan impairment rate is the annualised loan impairment charge divided by gross customer loans. Refer to pages 8, 11 to 13 and 16 to 18 for further details.

3. Funded assets

Funded assets is calculated as total assets less derivative assets.

This measure allows review of balance sheet trends exclusive of the volatility associated with derivative fair values.

Refer to pages 8, 13 and 16 to 18 for further details.

4. AUMAs

AUMA comprises both assets under management (AUMs) and assets under administration (AUAs) serviced through the Private Banking franchise. AUMs comprise assets where the investment management is undertaken by Private Banking on behalf of Private Banking, Retail Banking and Commercial & Institutional customers. AUAs comprise third party assets held on an execution-only basis in custody by Private Banking, Retail Banking and Commercial & Institutional for their customers, for which the execution services are supported by Private Banking. Private Banking receives a fee for providing investment management and execution services to Retail Banking and Commercial & Institutional franchises.

Private Banking is the centre of expertise for asset management across NatWest Group servicing all client segments across Retail, Premier and Private Banking.

Refer to pages 8 and 12 for further details.

5. Depositary assets

Assets held by Commercial & Institutional as an independent trustee and in a depositary service capacity.

Depositary assets are a closely monitored KPI for the Commercial & Institutional business and its inclusion in commentary highlights the services provided.

Refer to page 13 for further details.

6. Wholesale funding

Wholesale funding comprises deposits by banks, debt securities in issue and subordinated liabilities.

This is a closely monitored metric used across the banking industry to ensure capital requirements are being met.

Refer to page 8 for further details.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

NatWest Group – Form 6-K Q1 Results 2022	8

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NatWest Group plc

Registrant

/s/ Katie Murray

Group Chief Financial Officer

29 April 2022

NatWest Group – Form 6-K Q1 Results 2022	9